SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number: 0-29554

ICOS VISION SYSTEMS CORPORATION N.V.
(Translation of registrant's name into English)

Researchpark Haasrode, Zone 1
Esperantolaan 8, 3001 Heverlee, Belgium
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: May __, 2006

By: /s/ Anton DeProft

Name: Anton DeProft
Title: President

1428539 v1 - 019248/0001

Exhibit 1

2005

ANNUAL REPORT 2005

ANNUAL REPORT 2005

ICOS

TABLE OF CONTENTS
TABLE OF CONTENTS

007

FINANCIAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS

in Euro

(In thousands of Euro, except share data)

Years ended December 31,	2003	2004	2005
Operating Results Data			
- Revenues	44,757	89,326	80,583
- Research & Development Expenses	6,506	8,885	11,294
- Income from Operations (EBIT)	5,868	27,479	17,312
- Net Income	5,327	20,466	13,503
Balance Sheet Data			
- Total Assets	69,729	97,026	122,527
- Stockholders' Equity	54,052	72,908	89,081
- Working Capital	45,413	60,957	78,061
- Cash and cash equivalents	29,530	42,179	50,728
- Financial debts	5,818	5,171	4,490
Cash Flow Data			
- Cash flow, defined as net income increased by non-cash items	5,434	25,529	16,191
- Net cash from operating activities	5,067	21,245	9,566
- Net cash from investing activities	(326)	(7,719)	(731)
- Net cash from financing activities	(620)	(561)	(543)
- Depreciation and Amortization	764	1,356	2,080
Ratios			
- Gross Margin	56.7%	60.8%	61.0%
- EBIT/revenues	13.1%	30.8%	21.5%
- Net income/revenues	11.9%	22.9%	16.8%
- Net income/total equity (ROE)	9.9%	28.1%	15.2%
- Total equity/total assets	77.5%	75.1%	72.7%


Revenues
100,000
80,000
60,000
40,000
20,000
0
2003
2004
2005


Stockholders' equity
Total assets
120,000
100,000
80,000
60,000
40,000
20,000
0
2003
2004
2005


Cash flow
25,000
20,000
15,000
10,000
5,000
0
2003
2004
2005

(In thousands of Euro, except share data)

Years ended December 31,	2003	2004	2005
General			
- Weighted average number of shares	10,507,810	10,517,187	10,534,372
- Free float (December 31)	64.5%	74.5%	79.6%
Per Share Data in Euro			
- Revenues	4.26	8.49	7.65
- Income from Operations (EBIT)	0.56	2.61	1.64
- Cash flow, defined as net income increased by non-cash items	0.52	2.43	1.54
- Basic earnings	0.51	1.95	1.28
- Gross dividend	-	-	-
- Cash and cash equivalents	2.81	4.01	4.82
- Bookvalue per share	5.14	6.93	8.46
Euronext			
- Average daily volume	9,938	25,111	19,958
- Price (December 31)	14.34	21.6	29.7
- Market capitalisation (December 31)	150,681,995	227,171,239	312,870,848
- Price/earnings (December 31)	28.29	11.10	23.17
- Price/cash flow (December 31)	27.58	8.89	19.28
- Price/bookvalue (December 31)	2.79	3.12	3.51

Stock price information	2004 High	2004 Low	2005 High	2005 Low
Quarter 1	26.59	14.40	21.97	18.15
Quarter 2	27.50	21.50	22.68	19.40
Quarter 3	25.55	16.12	31.25	21.35
Quarter 4	22.00	15.75	30.50	26.11

FINANCIAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS

in U.S. Dollar (For information purposes only - unaudited)

(In thousands of U.S. Dollar, except share data)

Years ended December 31,	2003	2004	2005
Operating Results Data			
- Revenues	50,947	110,500	100,253
- Research & Development Expenses	7,366	11,056	14,051
- Income from Operations (EBIT)	6,784	33,836	21,538
- Net Income	6,197	25,278	16,799
Balance Sheet Data			
- Total Assets	88,068	132,159	144,545
- Stockholders' Equity	68,268	99,308	105,089
- Working Capital	57,357	83,030	92,088
- Cash and cash equivalents	37,297	57,453	59,844
- Financial debts	7,348	6,392	5,297
Cash Flow Data			
- Cash flow, defined as net income increased by non-cash items	6,294	31,521	20,143
- Net cash from operating activities	5,646	26,125	11,901
- Net cash from investing activities	(361)	(9,395)	(909)
- Net cash from financing activities	(703)	(704)	(676)
- Depreciation and Amortization	864	1,701	2,588
Ratios			
- Gross Margin	56.7%	60.8%	61.0%
- EBIT/revenues	13.3%	30.6%	21.5%
- Net income/revenues	12.2%	22.9%	16.8%
- Net income/total equity (ROE)	9.1%	25.5%	16.0%
- Total equity/total assets	77.5%	75.1%	72.7%


Revenues
120,000
100,000
80,000
60,000
40,000
20,000
0
2003
2004
2005


■ Stockholders equity
□ Total assets
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
2003
2004
2005


Cash flow
30,000
25,000
20,000
15,000
10,000
5,000
0
2003
2004
2005

The assets and liabilities are translated from Euro to U.S Dollar at exchange rates in effect at the end of the period, and revenues and expenses are translated at the average exchange rate during the period.

(In thousands of U.S. Dollar, except share data)

Years ended December 31,	2003	2004	2005
General			
- Weighted average number of shares	10,507,810	10,517,187	10,534,372
- Free float (December 31)	64.5%	74.5%	79.6%
Per Share Data in U.S. Dollar			
- Revenues	4.85	10.51	9.52
- Income from operations (EBIT)	0.65	3.22	2.04
- Cash flow, defined as net income increased by non-cash items	0.60	3.0	1.91
- Basic earnings	0.59	2.40	1.59
- Gross dividend	-	-	-
- Cash and cash equivalents	3.55	5.46	5.68
- Bookvalue per share	6.50	9.44	9.98
Nasdaq			
- Average daily volume	6,026	21,642	3,832
- Price (December 31)	18.30	28.06	34.46
- Market capitalisation (December 31)	192,292,923	295,112,267	363,014,459
- Price/earnings (December 31)	31.03	11.67	21.61
- Price/cash flow (December 31)	30.5	9.35	18.04
- Price/bookvalue (December 31)	2.82	2.97	3.45

Stock price information	2004 High	2004 Low	2005 High	2005 Low
Quarter 1	36.35	18.40	29.32	23.20
Quarter 2	33.00	25.05	28.50	24.84
Quarter 3	31.15	18.75	37.41	25.08
Quarter 4	29.63	20.01	36.80	31.25

FINANCIAL HIGHLIGHTS

SHARE PRICE INFORMATION


In Euro on Euronext
Volume
Price
35
30
25
20
15
10
5
0
250,000
200,000
150,000
100,000
50,000
0
Jan-04
Mar-04
May-04
July-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
July-05
Sep-05
Nov-05
Dec-05


In U.S. Dollar on Nasdaq
Volume
Price
40
35
30
25
20
15
10
5
0
250,000
200,000
150,000
100,000
50,000
0
Jan-04
Mar-04
May-04
July-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
July-05
Sep-05
Nov-05
Dec-05

TO OUR SHAREHOLDERS

LETTER TO OUR SHAREHOLDERS



Anton De Proft Jos Verjans

2005 was a very busy year for ICOS during which we enhanced and expanded our product lines, taking advantage of an industry slow down to further consolidate our leadership position in the IC inspection market and expand our addressable market opportunities. We accomplished a great deal in the areas of new product introductions and significant customer orders, including:

- we introduced the new CI-T120 at the Semiconductor show in Taiwan, which was received enthusiastically in the market;
- we successfully ramped up the Wafer Inspector product line and secured a first large repeat order for 2.3 million Euro from a single customer;
- we set up a new cleanroom production facility for our Wafer Inspector products in Heverlee and initiated shipments from this facility.

LETTER TO OUR SHAREHOLDERS

In recognition of the company's consistently superior customer service and engineering excellence, Intel selected ICOS for its Preferred Quality Supplier Award and ASE Test bestowed the Supplier Excellence award on us. In addition, ICOS was ranked in a new VLSI Research survey with end-users of semiconductor equipment, in the top category of "5-star" suppliers.

We also continued to balance carefully the need to conserve resources during an industry down-cycle with the need to invest in sustaining the competitive lead we have attained in the marketplace. To this end and consistent with our past practice and operating philosophy, we elected to increase by 27% our research and development spending in 2005 and to expand our sales and support organization.

Even with this higher spending and despite the weaker market conditions we delivered a solid financial performance in 2005:

- annual revenues, reached 80.6 million Euro;
- gross profit margin reached 61.0 %;
- operating margin was 21.5 %;
- operations generated 9.6 million Euro in cash;
- stockholders equity increased with 22.2% to a total of 89.1 million Euro.

We are very proud of achieving these results given that the semiconductor industry continued to experience a downturn during 2005, triggered by excess IC inventory, that started in mid 2004. Manufacturers reacted quickly to rising IC inventories and cut back immediately on production capacity expansion, leading to a strong decline in the demand for our equipment in the second half of 2004. However, because of the quick industry response, the 2005 downturn was mild and short compared to last down-cycle, which was prolonged and severe, and excess inventory levels were worked down by the second half of 2005.

Likewise, ICOS' market share gains and expanded product portfolio gave us advantages to better withstand the 2005 downturn. As a result, when the market bottomed out during the second quarter of 2005, ICOS reported revenues of 16.1 million Euro, a level about 7 times higher than the floor in 2001, a net profit of 2.1 million Euro (or 13.2 % of revenues) and a cash flow from operations of 1.1 million Euro. In addition, our revenues in the second half of 2005 exceeded with 49.7% the 32.3 million Euro we reported for the first half of the year, driven by a resurgence in demand for our products as growing demand for a broad range of applications sparked renewed semiconductor unit growth.

During 2005 we also witnessed a continued evolution in the demand drivers for the semiconductor industry from computers to consumer electronics as more and more semiconductors are employed in an ever increasing range of consumer oriented applications, from cars to games, from phones to digital TV's, from digital audio player to (LED) illumination. Many of these applications require special packages that can deal with the specific applications and the harsher environments in which they have to operate. This increasing variety and complexity of semiconductor packages require several new packaging processes, such as Wafer Level Packaging (WLP), System in a Package (SiP) and 3D packages, creating ample opportunities for our inspection systems. As the leading supplier of inspection equipment to the packaging industry, ICOS is rapidly expanding its product offering. It is ICOS' mission to provide state-of-the-art inspection products that allow our customers to remain competitive and we are committed to provide our industry with the inspection tools that it needs to continue on its growth path.

We believe that the most important risk that we are exposed to, is connected to the nature of the semiconductor capital equipment market. This market is cyclical in nature and the technical requirements in this market are high and change rapidly.

Further, the market is geographically spread over major parts of the world. We believe that we have good relations with our employees and we also believe that we don't have any substantial environmental risks. Finally, we do not make use of financial instruments that are material to the assessment of our financial position and results.

To conclude, in 2005 we reaped the benefits of the product development and sales initiatives we undertook in past years to establish ICOS as the leader in the IC inspection market while continuing to build for the future. Consistent with our long-term policy, we proposed to the Annual General Meeting of Shareholders not to pay dividends.

We want to sincerely thank our dedicated and talented people for their contributions to ICOS' success. We also want to thank our shareholders for supporting our ideas and vision of the future.

Anton De Proft
President & CEO

Jos Verjans
Chairman of the Board

OUR MISSION



Be the world-wide market leader for metrology and inspection equipment for semiconductor packaging.

As semiconductors move from computers to a myriad of consumers applications, semiconductors need to become more mobile, be able to work in harsh environments and be flexible to adapt to many new applications. All of these pose packaging challenges and semiconductor packaging plays a key role in enabling those new applications. It is our mission to provide the inspection and metrology tools that enable our customers to continuously improve their processes and meet those challenges. In doing so, we believe that we help to enable semiconductors to do much more for us all, from improving the quality of our lives to protecting our environment.

Be a reliable long-term partner for our customers.

We believe that our customers are the reason for our existence. We believe that our long-term growth depends on what our customers think of us. Therefore, we want to be a reliable partner to our customers for the long run. We want to provide them with high quality products, on time, with excellent and fast support. And we want to listen to them to make sure that we have the right products ready in time for their next generation products.

MILESTONES 2005

MILESTONES 2005



- ICOS starts a jubilee benefit plan, recognizing the contribution of long term employees.



- ICOS introduces its new CI-T120 at the Semiconductor show in Taiwan.
  This product is received enthusiastically in the market and further consolidated ICOS' market leader position in the IC inspection market.



- ICOS receives the 2004 Preferred Quality Supplier Award from Intel Corporation.

MILESTONES 2005
ANNUAL REPORT 2005



- ICOS receives the 2004 Supplier Excellence Award from ASE Test.



- ICOS receives the first large repeat order for its Wafer Inspector product line, for a total value of 2.3 million Euro.

- In a VLSI Research survey with end-users of semiconductor equipment, ICOS is ranked in the top category of "5-star" suppliers.

- ICOS increases company-wide R&D spending with 27%.



- ICOS sets up a new cleanroom production facility for its Wafer Inspector systems in Heverlee and initiates shipments from this facility.

1 INFORMATION ON THE COMPANY'S ACTIVITIES

INTRODUCTION







INFORMATION ON THE COMPANY'S ACTIVITIES
CHAPTER 1







ICOS designs and manufactures inspection equipment for the semiconductor packaging industry. We are a world-leading supplier of equipment for the final visual control of chips before they are used in various applications, such as PC's, cars or portable phones. Our systems perform two- and three-dimensional (2D and 3D) metrology and inspection as part of the final visual quality control step in the manufacturing of chips, wafers, flexible tapes for flat panel displays, sockets, substrates and solar cells.
Aside from our complete systems, we also offer inspection modules for integration in other equipment.
Therefore, we believe that we offer the most comprehensive line of inspection products in our target markets.
We are based in Heverlee, Belgium and have R&D centers in Belgium, Germany and Hong Kong, sales and support offices in Japan, the USA, Singapore, Hong Kong and Korea and production facilities in Belgium, Hong Kong and China.



INTRODUCTION
INFORMATION ON THE COMPANY'S ACTIVITIES



2 INFORMATION ON THE COMPANY'S ACTIVITIES

HISTORY

1985 ICOS decides to concentrate entirely on the back-end semi-conductor and electronic assembly industries.

1986 first large OEM contract for component alignment and inspection marks the start of a period of rapid growth, with OEM contracts for alignment and inspection systems for die bonders, wire bonders and SMD pick-and-place systems. ICOS establishes a subsidiary on the west coast of the USA.

1995 ICOS opens a branch office in Hong Kong.

2000 ICOS receives the "Appreciation Award" from Cypress.












ICOS




1982
1985
1986
1991
1994
1995
1996
1997
1998
2001
2002
2003
2004

1982: ICOS is founded as a spin-off from the K.U. Leuven Image Processing Laboratory, under the leadership of Professor Dr. Ir. Oosterlinck, who went on to become rector-president of the University of Leuven from 1994 to 2005.

1991: - ICOS establishes a subsidiary in Japan.
- ICOS receives "Export Oscar" in Belgium.

1994: ICOS enters the Component Inspector market with the first volume shipments of the CI-6050.

1996: ICOS opens a branch office in Singapore.

1997: - Initial Public offering on NASDAQ.
- ICOS receives the "Company of the Year" award in Belgium.

1998: ICOS acquires QTEC in München, Germany.

2002: ICOS moves into its new headquarters in Heverlee, Belgium.

2003: ICOS starts trading on Euronext.

2004: - ICOS acquires Jointech Precision Equipment (Shenzen) Co. Ltd. of China, to become its final assembly and quality control plant.
- ICOS acquires the Wafer Inspection business from Siemens and introduces the Wafer Inspector WI-2000.
- ICOS enters the Solar Cell inspection market.
- ICOS opens a subsidiary in Korea.



023

3 INFORMATION ON THE COMPANY'S ACTIVITIES

OUR PRODUCTS







3.1. Introduction

ICOS is a leading supplier for inspection equipment for semiconductor packaging. Our equipment inspects finished IC's, before they are used in applications ranging from PC's to cars, as well as a variety of packaging processes and materials. We perform the design, manufacturing and sales of our equipment. Our customers include the Integrated Device Manufacturers (IDM's) themselves, as well as their subcontractors that perform packaging and test services to the industry. Our product offering includes stand-alone inspection systems that perform the inspection and sorting of the devices, and inspection modules for integration into other equipment or production lines.

Most of our systems perform the inspection of finished components. The illustrations contain a few examples of such components and defects. The most critical inspection is contact coplanarity, in which it is verified that all contacts (leads or balls) are very tightly in one plane, assuring reliable solder joints when the component is mounted in an electronic circuit. If the contacts wouldn't be nicely in one plane, the component would still make contact with the solder and function electrically. However, some of the solder joints would be weak and break from thermal or mechanical stress. Therefore, 100% of the devices needs to be inspected by precisely measuring the exact position of each contact in three dimensions.

As the semiconductor packaging market grows and diversifies, we have expanded our product range to inspect a variety of other packaging processes or materials. As explained in the sections "Market Trends" and "Market Drivers", we expect that many of these newer inspection applications that we are active in, will grow rapidly in the coming years. Examples of such inspection applications are illustrated below and include flexible tape (mainly for flat panel display drivers), sockets and substrates (for CPU's and chip sets), solar cells and wafers.



3.2. Inspection systems

ICOS offers a series of stand-alone inspection systems for various applications in the semiconductor packaging field. As our systems perform measurements and visual inspections on the packages, they are indifferent of the functionality of the component and are therefore used for components with all types of functions, from general purpose logic to all memory types and all mixed signal devices.
List prices for the inspection systems range from € 120,000 to € 800,000.


ICOS CI-T120

CI (Component Inspector), tray-based: these systems perform the final inspection of various components that are handled in tray within the factory. The most important group of components are IC's, like microprocessors, memories and other semiconductor components, but also sockets or substrates are handled in tray and inspected with our CI systems. These systems perform typically a combination of 3D coplanarity inspection to ensure proper seating of the component when it will be soldered to the board, and 2D surface inspection to check the body integrity, the identification mark and the orientation. After inspection, the system sorts the components and often also tapes them. The taping process transfers the parts from the trays to the pockets in an embossed tape, which is then sealed and rolled on a reel. Most components are shipped in this "tape and reel" format to the end-user, which will mount the components in an electronic system to be used in cars, PC's, phones and many other applications.

Besides our fully automatic systems for high volume inspection, sorting and taping, we also offer a semi-automatic system, ideal for applications with small batch sizes, prototyping and incoming inspection.



CI (Component Inspector), tube-based: the CI-G10 is a fully automatic system for the final inspection of semiconductor components handled in tubes. These are typically lower pin count components and include SO devices and QFN or other LFCSP's. This system performs similar inspection as the tray-based system and also performs taping.

3 INFORMATION ON THE COMPANY'S ACTIVITIES

OUR PRODUCTS



WI (Wafer Inspector): our Wafer Inspector inspects wafers either before or after they are diced or cut. The WI system can inspect wafers up to 300mm diameter and can handle both undiced wafers as well as diced wafers mounted on film frame carriers. The WI system inspects a variety of items, such as the surface quality of the wafer, the quality of the wafer cutting or the bumping quality. The Wafer Inspector addresses the rapidly growing inspection market for Wafer Level Packaging (WLP) processes, System in a Package (SiP), Flip Chip and other advanced packaging processes.

FTI (Flex Tape Inspector): the FTI system inspects TAB (Tape Automated Bonding) and COF (Chip On Film) tapes, in which the contacts are etched on the tape and therefore can be bent in a flexible way. Such tapes are used mainly in flat panel displays, but also in other advanced package applications as interposer. The system inspects the proper etching and processing of the tape, before a semiconductor chip is mounted, but can also inspect the tape after the chip is mounted, in which case the term TCP (Tape Carrier Package) is used.





3.3. Inspection modules

Solar cell inspection

Photovoltaic or "solar" cells are used to produce electrical power from light and are one of the cleanest sources of energy. However, the continuing growth of solar cells is closely related to their production cost and price evolution, as their economical viability increases with lowering prices. To achieve this, ICOS offers a series of inspection modules that are integrated in various stages of the solar cell production lines and monitor the various stages of the production process.



Besides accepting or rejecting the solar cells, the ICOS modules also collect valuable information on the complete production process and feeds this into the central Plant Information Network, that uses this information to constantly tune and improve the processes. Through this constant improvement of the production process, the production yield is gradually improved and the production costs are constantly driven down, leading to a larger acceptance of solar cells.

We also offer inspection modules for integration into various applications in the semiconductor back-end and electronics area. These systems are for instance used to perform the alignment of a semiconductor die before it is mounted on leadframe or substrate, or to perform specific inspection tasks on an electrical tester or a more integrated packaging line, or to align the IC's to guide the pick-and-place mounter that places the IC's on a PCB for electronic applications.
List prices for inspection modules range from € 4,000 to € 100,000.

029

4 INFORMATION ON THE COMPANY'S ACTIVITIES

THE SEMICONDUCTOR PACKAGING MARKET





4.1. Semiconductor packaging

Wafer processing and packaging

The semiconductor manufacturing process involves two steps: wafer processing and packaging. Wafer processing (also called front-end) is performed in wafer fabs and in this process, several layers of semiconductive material are deposited and etched into patterns on the surface of a silicon wafer to form complex integrated circuits. The end result is a wafer with a number of electrically functional parts or chips. This process is done in high grade cleanrooms with expensive equipment.

Wafer processing requires a high level of capital investment and expanding wafer fab capacity takes on average a period of 18 to 24 months.

The finished wafers are then typically shipped to another location for the packaging (also called back-end) processing. A large variety of packages and packaging processes can be chosen from, but they all serve to protect the silicon chips that are inside and to connect them to the outside world.

In the packaging process, the wafer is diced into its separate chips known as dies, which are then put into a semiconductor package. Such a package can contain one or more semiconductor dies. Traditional packages contain just one die, but for a variety of reasons, newer style packages increasingly hold several dies, which are connected to each other inside the package, so that the packaged chip functions as one. See further for more details on the packaging trends and how they affect our inspection systems. The connections mounted on the package can take several shapes, such as leads, balls or areas.

Semiconductor packaging is also called back-end processing or final assembly and test. ICOS' inspection systems and modules are used to inspect the packaging processes and to inspect and verify the finished IC's.

The Packaging Process

The packaging process (also called back-end process), consists generally of three parts: assembly, electrical test and final inspection. During the assembly process, the chips are taken from the wafers, attached to leadframes or other substrates which hold the connections (leads or balls) and put them in a protective housing. After assembly, the chip is electrically tested, verifying its proper functioning. Finally, the chip is optically inspected, verifying its physical integrity and put in the shipping medium. Our inspection systems are used to optically inspect finished semiconductor packages and to inspect various stages of the packaging process.

031

4 INFORMATION ON THE COMPANY'S ACTIVITIES

THE SEMICONDUCTOR PACKAGING MARKET


Dicing
Die Bonding
Wire Bonding
Encapsulation

Packaging Styles

The variety of packaging styles is rapidly growing and so is the number of packaging processes. We try to give a short overview of the most important packaging styles. An important distinction is to be made between "single die" and "multiple die" packages. As explained in the section on packaging trends and roadmaps, there is a strong trend towards "multiple die package" or "System in a Package" (SiP) packages.



Leadframe packages (single die)

The most widely used assembly process uses leadframes. These leadframes contain the connections or leads that connect the chip to the outside world.

The assembly process starts with the dicing of the patterned wafers: wafers are cut into individual chips using a wafer saw. Next, the dies are individually picked up by a die bonder that puts the dies onto the leadframe. Our board-level OEM products are used on die bonders to align and inspect the die during the bonding process. In the next step, wire bonders connect the electrical paths on the die with the contact pads of the leadframe. After the wire bonding, the chips are encapsulated with a protective packaging using an injection molding process.

In traditional "leaded" packages such as SO (Small Outline) and QFP (Quad Flat Packs) packages, the leads are sticking out on two or four sides of the packages. In more recent "leadless" packages, such as QFN's (Quad Flat pack, No lead), the leads are not sticking out, but are kept flush with the molding.

Our Component Inspector systems inspect the leadframe packages.



Substrate packages (single die)

As an alternative to the process described earlier, the die can be put on a substrate instead of on a leadframe. In its simplest form, a substrate is somewhat similar to a mini printed circuit board to which the die is directly attached. The assembly process starts in a similar fashion to leadframe based assembly with dicing and die bonding, to form individual dies.

Then, the die is connected to the substrate, either via wire bonding, tape bonding or Flip Chip bonding (see further) and the package is overmolded on the top side. The contacts of these packages are formed with solder balls that are mounted on the bottom side of the substrate. These packages include BGA's (Ball Grid Array) and certain styles of CSP's (Chip Scale Packages). Our Component Inspector systems inspect the substrate packages.





Substrate packages (multiple dies)

The substrate packaging process opens up the possibility to mount several dies in one package. This allows making a package which combines different silicon dies with different functionalities into one package. This SiP (System in a Package) offers a cost effective approach as it allows to make an application specific (packaged) chip from several standard (silicon) chips. IMEC's interconnect R&D roadmap shown on the next page, illustrates the strong evolution of packages and packaging processes.

At the same time, the combination of multiple silicon chips in one package opens new challenges to interconnect those chips inside the package. New and more complex packaging processes are used to perform these interconnections. Several of these processes are executed at the wafer level, before the wafer is cut into singulated chips. These processes are referred to as Wafer Level Packaging and require a whole new range of inspections, many of which need to be performed in wafer format.


Dicing
Die Bonding
Wire Bonding
Molding
Marking
Ball Placement
Singulation

033

4 INFORMATION ON THE COMPANY'S ACTIVITIES

THE SEMICONDUCTOR PACKAGING MARKET



3D interconnect complexity
Foundry front end
WLP
Package level
3D-SIC 2-layer
3D-SIC n-layer
n-layer UTCS 3D-SIC
n-layer UTCS 3D-WLP
n-layer UTCS
Ultra Thin Chip embedding 2-layer UTCS
Chip-in-Flex UTCF
3D WLP n-layer
3D WLP 2-layer Through Si
Face-to-face Micro-bumps
Face-to-face Flip-chip
3DSIP Die-in-board
3D-SIP CSP
3D-SIP BGA
Stacked-IC Package
2003
2004
2005
2006
2007
2008
2009
Source: IMEC

Wafer Level Packaging

As described above, several packaging processes are prepared or performed at the wafer level. In Flip Chip, bumps are attached at the whole wafer and in WLCSP (Wafer Level CSP), a redistribution layer is laid over the wafer and then bumps are attached. Only after these processes are completed (and inspected), the wafer is cut and the individual dies are singulated. Most typically, the Flip Chip process is used to interconnect the chips inside the package and the WLCSP process is used to directly attach the component to the printed circuit board.

The use of the wafer level packaging processes is growing rapidly and the inspection market for these processes is growing accordingly. Our Wafer Inspector systems inspect the wafer level packaging processes.



Forecast
2005
2008
Electronic End Equipment
1,340B
1,680B
Semiconductors
227B
309B
Semiconductor Equipment
33B
47B
Materials
31B
41B

Source: SEMI, SIA November 2005, Henderson Ventures January 2006

4.2. Market trends

Consumerization of the market

Semiconductors form the basic blocks to create a variety of electronic products. For over 30 years, semiconductor performance improvements have led to smaller, more complex and more reliable devices. As a result, the end-user markets for semiconductor components have expanded beyond computers, to encompass telecommunication products, automotive products and a wide range of consumer goods, including digital TV, digital audio players, digital cameras and camcorders, game consoles and household appliances and even (LED) illumination.

According to Gartner, in 2005 almost 50% of semiconductor revenues came from the combination of consumer products, automotive products and telecommunications (mainly portable phones), as opposed to only 41% from computers. In addition, consumer oriented products are growing faster than computers and will become even more important in the future.

This transition has far reaching consequences and is in fact the basis for the market drivers. Consumer products have requirements which are often different from computers in terms of functionality, quality and price and we believe that, as the semiconductor market continues to grow, consumer products will increasingly determine the direction of the market.

Cyclical nature of the market

The semiconductor industry is capital intensive and semiconductor manufacturers invest in capital equipment for two reasons: to expand production capacity and to respond to technological changes.
The capacity expansion is cyclical in nature and is driven by market demand and technological progress. As the applications for semiconductors expand, the market is driven by several end-user markets, which often have different characteristics and cycles. For instance, the PC market is quite cyclical and (at least historically) driven by the introduction of newer versions of the operating systems. The portable phone market has a less pronounced cycle and is driven by other features, such as phones with cameras. The automotive market is much less cyclical and is (from a semiconductor point of view) almost flat and very predictable.

As a result, we expect that the semiconductor cycles will in general become less pronounced, as they are driven by several markets, some of which are far less cyclical and most of which have different cycles. This is particularly true for our products, as we perform measurements and inspections on all types of chips, regardless of their functionality or end application.

4.3. Market drivers for our products

Driver 1: semiconductor unit growth

Our inspection systems are driven by semiconductor unit growth. Every chip, regardless of its price, needs to be inspected. As more chips are used in a varying amount of applications, the need for inspection also increases. This unit trend line is shown in the picture below.

This trend is not new, but the consumerization as described earlier, will further drive this important semiconductor trend. As the semiconductor market matures and becomes increasingly more dependent on consumer applications, the number of chips continues to grow fast, but the average selling price also continues to decline at a rapid pace.

Our inspection systems are driven by both effects. First, they are unit driven, as every chip, regardless of its price, needs to be inspected. But maybe even more important, our inspection systems play an active role in controlling and improving the manufacturing processes, thereby improving the manufacturing yields and lowering the manufacturing costs.

1999-2006 Quarterly IC ASP and Unit Volumes


30
25
20
15
10
Billions of Units
IC Units
3Q00
4Q04
Q306
IC ASP
2Q03
4
3,5
3
2,5
2
1,5
1
IC ASP (US $)

Source: IC Insights

4Q05 & 2006 figures are forecasts

Driver 2: lower cost

Besides the constant growth in units, the average selling prices of the chips also continuously drop. This is a fundamental trend which has sparked the growth of the industry for decades and the move towards more consumer applications will continue to drive this trend. As the semiconductor market matures and becomes increasingly more dependent on consumer applications, the number of chips will continue to grow, but their average selling price will further decline.

This trend drives the need for our inspection equipment in two ways. First, our inspection systems play an active role in controlling and improving the manufacturing processes. In doing so, they help to increase the manufacturing yields and to lower the manufacturing costs.

Secondly, the need for lower cost IC's drives a whole new range of packaging processes. The semiconductor industry has managed to lower the cost for several decades by increasing the level of integration. As Moore's law allowed an ever larger number of transistors to be mounted in one chip, more functionality could be combined in one chip, thereby lowering the cost per function. In the quest for chips with more functionality for more specific applications, this traditional silicon integration model is joined by a packaging integration model. Indeed, combining different functions on a chip (e.g. digital, analog, memory, etc.) require sophisticated and expensive processes. As these chips are increasingly more dedicated towards specific applications, their total volume is often relatively small. Obviously, amortizing more expensive designs over smaller volumes is not a recipe for lower cost. This explains a strong trend towards wafer fabs concentrating on very high volumes of "standard" silicon, e.g. memory, general purpose logic, etc. Different pieces of this standard silicon are then combined in one package to form a dedicated chip for a specific application. This allows that the cost of wafers is driven down by riding the Moore's law and amortizing the cost over larger volumes, while the application specific functional integration is moved to the packaging side.

As a consequence, the package becomes the platform in which different functionality is integrated, often described as System in a Package (SiP). Obviously, this calls for more complex packages and packaging processes and for a larger number of more sophisticated inspection and metrology applications. As many of these new packaging processes are performed at the wafer level, this is a particularly strong driver for our Wafer Inspector systems.



037


Reliability requirement
Environment severity

Driver 3: increasing quality requirements

While this may be somewhat counter-intuitive, consumer applications are more difficult for semiconductors and demand higher quality specifications than computers. In fact, a computer is a well protected environment for a chip. When such a chip is put into a car, it is suddenly exposed to thermal cycles (from sometimes freezing at night to a temperature of 70°C or 80°C when the engine is running), vibrations, chemicals such as salt and oil, humidity, etc. In addition, a PC life cycle is approximately 4 years, whereas a car needs to run for 10 years and spare parts have to be available for 20 years. Or, as another example, when we drop our phone, we really expect to pick it up and make our next phone call.

Such higher quality requirements demand more increased inspection levels, including more items inspected with finer detail. We currently have several R&D programs to address these additional inspection needs and even work together directly with amongst others the automotive industry to define the specifications.

Driver 4: new applications

As semiconductors expand their reach and are integrated into new applications, often new packaging styles and inspection needs arise. Below are some examples of rapidly growing new application markets for semiconductors. In several of these examples, the semiconductor (silicon) content is modest, but the packaging challenges are crucial to the success and the growth of these markets.

The illumination market is being conquered by tiny, but very bright LED's, which consume far less and are far more reliable and flexible in use than the traditional lighting sources. These high brightness LED's require special processes and packaging techniques and have specific inspection requirements.



PC's and TV's are moving rapidly towards flat panels. These panels need dedicated driver chips, with flexible contacts. These devices require specific inspection. Our FTI system inspects the flexible tapes that are used to manufacture these devices.

Driver 5: technical requirements

As packages are used in a variety of new applications, the technical requirements of the packages become more stringent. Packages need to become smaller, lighter and thinner, sometimes even physically flexible. Their performance has to improve, working at higher frequency, with better thermal characteristics. And they have to do so in harsher environments, at extreme temperatures, under pressure, in a humid environment or under the presence of chemical substances.

These technical requirements are one of the drivers behind the rapidly increasing variety and complexity of semiconductor packages.

In many new applications, sensors play a central role. The sensor market is growing rapidly and so is the variety of the sensors. Sensors often have to work in harsh environments and are a typical example of the increasing need for dedicated and sophisticated packages. Depending on the type of sensor, the packaging may need to integrate one or more silicon chips with mechanical structures (MEM's) or with chemical or biochemical substances. Our products inspect some of these specific features and requirements of sensors.





Solar energy will be an important source of energy and plays an important role in our quest for alternative and environment friendly energy.

The manufacturing of solar cells requires a dedicated process with dedicated inspection steps along the way. Our inspection modules are integrated in different steps of the manufacturing process of solar cells.

5 ORGANIZATION

INFORMATION ON THE COMPANY'S ACTIVITIES

ICOS Vision Systems Corporation NV
Belgium



ICOS Vision Systems Korea Co. Ltd.
South Korea

ICOS Vision Systems Limited
Hong Kong



ICOS Vision Systems Pte. Ltd.
Singapore



ICOS Vision Systems (Shenzhen) Co. Ltd.
China

ICOS Vision Systems Ltd.
Japan




ICOS





ICOS Vision Systems Inc.
USA

ICOS Vision Systems GmbH
Germany

5.1. General

We position ourselves as a long-term reliable partner to our customers and we are committed to offer advanced inspection products to our customers along with superior world-wide support. As a result, we have strong Research and Development and Marketing and Sales organizations, that work closely together to provide our customers with the best product and service. We have R&D locations in Belgium, Germany and Hong Kong and have sales and support offices close to our customers world-wide. The manufacturing organization is optimized for flexibility, to deal with the semiconductor market cycles. Our supply chain is mainly located around Belgium and in Hong Kong and China. Finally, the finance and administration department performs critical monitoring and control tasks.

The company is structured as a holding company that is incorporated and located in Belgium. The business is carried out by wholly-owned subsidiaries and liaison offices as follows:

Name	Location
ICOS Vision Systems NV	Belgium
ICOS Vision Systems GmbH	Germany
ICOS Vision Systems Inc.	USA
ICOS Vision Systems Ltd.	Japan
ICOS Vision Systems Limited	Hong Kong and its liaison offices in Taiwan, the Philippines and China
ICOS Vision Systems Pte. Ltd.	Singapore
ICOS Vision Systems (Shenzhen) Co. Ltd.	China
ICOS Vision Systems Korea Co. Ltd.	South Korea

041

5.2. Marketing and sales

ICOS prides itself to be a long-term reliable partner to its customers and to count all major semiconductor manufacturers and their subcontractors amongst its customers. We have received numerous awards over the years, including three awards in 2005, i.e. the Preferred Quality Supplier award from Intel, the Supplier Excellence award from ASE Test and the '5-Star' suppliers award from VLSI Research.

It is our goal to build strong relationships with our customers and we believe that providing timely and knowledgeable technical support is the key to our long-term success. We sell our products through our global sales and support network. In addition to our headquarters facility in Heverlee, Belgium, we have sales and support offices in the USA (California), Japan (Yokohama), Singapore, Hong Kong and South Korea (Seoul) and support staff in Taiwan, the Philippines and China. Our sales network also contains distributors in the United Kingdom, Germany, Japan, Taiwan, the Philippines, Malaysia, China and Costa Rica. In several countries, we use a mixed channel in which our own staff works closely together with our distributors to ensure a high level of customer responsiveness and to facilitate customer collaboration on product development.


ICOS



5.3. Research & Development and technology

Mr. Gust Smeyers said: "We are active in rapidly changing markets, and technology is a cornerstone to our success. Our engineers have created a tradition of challenging themselves. When we introduced our Component Inspector to the market in 1993, we had to compete with established players, some of which were several times our size. We decided to constantly push the limits of technology and to introduce new products frequently. With this approach, we have improved our position in this market and reached market share of approximately 25% by 2000 and 70% by 2005."

Our R&D department is responsible to develop and improve our various products and to generate the technologies and products of the future.

Our unique technology is based on expertise of four different core competencies: image acquisition (illumination, optics and cameras), DSP processing hardware, vision software and mechanical engineering.

In each of these fields, ICOS has developed or acquired unique technology, often protected with patents. The saying, that a chain is as strong as its weakest link, is very true for the type of inspection equipment that ICOS makes. In several of these fields, we believe that we are making a difference: for high-end applications, we design our own cameras, optimized for high accurate metrology and inspection, with resolutions up to 14 Megapixels. In software algorithm development, we believe to have state-of-the-art algorithms for subpixel interpolation techniques, forming the basis of our superior alignment and inspection algorithms. In fact, the largest group of our researchers is working in the development and optimization of vision algorithms, optimized for running on our own developed DSP based vision boards. Finally, we have a key design team for high speed mechanical handling, sorting and taping of semiconductor devices. In this team, we use our vision technology to optimize the cost of ownership and the reliability of our systems, by such features as vision guided handling or vision guided taping.

INFORMATION ON THE COMPANY'S ACTIVITIES



We have R&D groups in Belgium, Germany and Hong Kong. These groups work very closely together with each other and with our manufacturing locations in Belgium, Hong Kong and China. We consider the close link and cooperation between R&D and production as a key factor to achieve the short time-to-market that we need in our rapidly changing markets.

Besides developing our core technologies, we also stay current with new and challenging packaging technologies and their inspection requirements. We maintain regular contacts with packaging specialists employed by our customers, sharing product roadmaps and evaluating new technologies. Since we supply our inspection systems to most major IC manufacturers and their sub-contractors and since we are a global market leader for semiconductor packaging equipment, we often can detect trends and start developments early, to ensure our continuous success in this market.

To protect our intellectual property, we primarily rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions as well as patents. We generally do not provide our customers access to the source code of our software. We seek to protect our hardware, software and other written materials under trade secrets and copyright laws.

Our circuit boards and board sets incorporate proprietary firmware designs, which are designed in-house. Our board-level software is specifically designed to run only on these proprietary boards, further safeguarding this software from unauthorized use and embedding inspection methods in the software to limit re-engineering. Currently, we have one patent (expiring 2011) issued in Belgium, the United States, Europe, Japan and certain other territories for the 3D dual-shadow measuring method of lead coplanarity, one patent granted in the United States and Europe on 3D measurement of ball grid arrays and ten pending patent applications in diverse jurisdictions, related to other 3D inspection methods and handling techniques.
We also from time to time subcontract with universities, institutes and other third parties, and have obtained grants from the regional government of Flanders and from the European Community to support certain of our R&D efforts.





5.4. Operations

To operate in a cyclical market, we have established a flexible production model that allows the company to operate with limited fixed costs and adapt quickly to changing volumes in the market. Our supply chain is optimized for flexibility by combining the benefits of our own manufacturing sites with third parties subcontracting. In general, complex and high added value tasks are performed in-house and less complex tasks with high labor content are subcontracted to carefully selected subcontractors. Subcontractors are selected on the basis of their quality, delivery, flexibility and price, and a sophisticated Supply Chain Management system controls and supports this network of subcontractors.

For the inspection modules, that are sold separately or as part of our inspection systems, we perform the final assembly, test, burn-in and quality control at our headquarters in Belgium and use subcontractors in and around Belgium for component manufacturing and subassembly production.

For the mechanical handling part of our inspection systems, we perform the final assembly and quality control either in our sites in Belgium, China and Hong Kong or with subcontractors, with our quality assurance staff on site. The manufacturing of the mechanical parts itself is subcontracted to a number of suppliers, mainly located in China and Germany. During 2005, we continued to strengthen our manufacturing organization, with investments in SAP software in our Hong Kong and China facilities.

Besides flexibility, we also pay attention to the continuity of our manufacturing organization and have a disaster recovery plan in place to recover quickly from any events that would disrupt our manufacturing process. This plan is based on several measures, such as multiple sources for vendors or services, duplication of IT infrastructures in different locations, inventory policies and a number of emergency measures in case of disruption of our production.

5.5. Human Resources

Working at ICOS means being active in a state-of-the-art, international, young and dynamic working environment. To maintain our position as a leader, we attach great importance to giving our employees a wide range of responsibilities, the opportunity to gain expertise and to take initiative. People are encouraged to continue to develop themselves.
In this respect we concluded a partnership with VTK (Vlaamse Technische Kring), a society of engineering students of the K.U. Leuven and the Group T Leuven, an academy for engineers. We sponsored the Belgian Umicore Solar team's participation (a team of Group T students) in the 8th World Solar Challenge 2005, the world championship for solar vehicles.

ICOS employees are loyal and dedicated. In 2005 a jubilee benefit plan was established and 36 employees who had been employed for more than 10 years were given a special reward.
Internationalization is a permanent characteristic. In this regard, Human Resources wants to increase its added value by taking new initiatives, for example by streamlining a number of coordinating HR processes; refining and standardizing staff evaluations and competence management; and in cooperation with Marketing & Sales, expanding the technical training centre for staff and customers.

As per December 31, 2005 the company employed a full time equivalent of 316 people world-wide:

- 83 in Research & Development
- 68 in Marketing & Sales
- 143 in Operations
- 22 in General & Administration.

None of the employees are represented by a labor union and the company has not experienced any work stoppages.


ICOS





A few staff members talk about their work at ICOS:

Veerle Bos (Technical Writer):
"I just want to know how everything works exactly".

Manuals? Boring stuff?
"No way, these are for our in-house engineers and for our customers. We write task-focused wherever possible. Which functions will be required by a certain user? You really go through it step by step to learn how to perform certain actions. We are creating a web of info on each machine and everything can be looked up using a web browser."

Deadlines?
"They certainly do not paralyse me. Usually you are given about three months, but we have produced some manuals in one week as well. If you work a bit harder you'll get it done."

What advice can you give to new staff?
"There are a lot of different things at once, that's what I personally experienced in the beginning. Just be enthusiastic and try to cope with it, ask lots of questions and figure things out by yourself!"

Harry Paredaens (Research & Methods Engineer):
"Enthusiasm sells much better here than attitude".

Learn first and then work
"I first had to learn about all the technology before I was able to work with it. We use software and optical equipment, the lenses on the cameras. We constantly think about how to best show the chips so as to be better able to find defects."

Shifting borders
"We are constantly becoming aware of new things. The customer constantly expects us to push back the frontiers: continuously more accurate, more specialised."

Colleagues?
"The atmosphere between colleagues is inspiring. If you have any problem, a chat with one of the colleagues will trigger a few ideas. We are all very enthusiastic here, but rational as well: we do not talk about irrelevant details. And sometimes we even use an hourglass during meetings."

5 INFORMATION ON THE COMPANY'S ACTIVITIES

ORGANIZATION

Key Figures

Number of employees world-wide



General & Administration 7 %
Manufacturing 27 %
Marketing & Sales 22 %
Operations 18 %
Research & Development 26 %

Level of education world-wide



High School 8 %
Workers 27 %
Bachelor 8 %
Technical Bachelor 7 %
Master 4 %
Engineer (Dr., Ir & Ing.) 46 %


ICOS

5.6. Facilities

Our headquarters are located in the Research Park in Heverlee (Leuven), Belgium in a 5,800 square meter, two building complex on a 20,000 square meter parcel of land.

Prior to 2002, we occupied a 3,605 square meter building located on 10,000 square meter of land, both of which we still own. The company rents about 1,000 square meter of this building to third parties. The new cleanroom for our Wafer Inspector business is installed in this building.

Offices are leased in Redwood City, CA, USA, in Oberhaching, Germany, in Yokohama, Japan, in Hong Kong, in Singapore, in Seoul, South Korea, in Hsinchu, Taiwan, in Shanghai and Shenzhen, China.

6 INFORMATION ON THE COMPANY'S ACTIVITIES

GLOSSARY

Assembly	The processing of a wafer into individual IC's, with protective housing and contact leads or balls, but excluding the electrical test and the final inspection.
Back-end	The complete process of transforming a wafer into individual IC's, with protective housing and contact leads or balls, including the electrical test and the final inspection. The back-end includes assembly, test and final inspection.
BGA	Ball Grid Array
CI	Component Inspector
COF	Chip On Film
CSP	Chip Scale Package
DCA	Direct Chip Attach
DSP	Digital Signal Processor
FCIP	Flip Chip In Package
FCOB	Flip Chip On Board
Final Assembly	See back-end
Final Inspection	The final step in the manufacturing process. This 2D and 3D visual inspection is performed fully automatically on 100% of the IC's. This assures the quality of the IC's including features such as the proper seating of the part on the PCB.

051

6 INFORMATION ON THE COMPANY'S ACTIVITIES

GLOSSARY

Finishing Equipment	The last equipment that any IC or semiconductor component goes through. Finishing equipment typically performs the final inspection of the semiconductor components, but may also perform other functions such as taping or even electrical test.
Front-end	The wafer manufacturing process.
FTI	Flex Tape Inspector
IDM	Integrated Device Manufacturer, who designs and manufactures the IC's.
Inspection Modules	ICOS product line of inspection solutions for integration in production equipment or integrated lines.
Inspection Systems	ICOS product line of stand-alone inspection systems.
LCD	Liquid Crystal Display
LED	Light Emitting Diode
LFCSP	Lead Frame CSP
MCM	Multiple Chip Module
MEM	Micro Electro Mechanical
Packaging	See back-end
PCB	Printed Circuit Board

QFN	Quad Flat pack, No leads
QFP	Quad Flat Pack
RF devices	Radio Frequency devices
SBCSP	Substrate Based CSP
SiP	System in a Package
SO	Small Outline package
TAB	Tape Automated Bonding. Packaging technique in which the die is mounted on a flexible tape that contains the contacts or leads to the outside world.
WI	Wafer Inspector
WLP	Wafer Level Package
WLCSP	Wafer Level CSP (Chip Scale Package)

1 OPERATING RESULTS

Years ended December 31, 2005 and December 31, 2004

Revenues

In 2005, sales to Europe, Japan, Rest of Asia and the United States accounted for 19%, 14%, 58% and 9% of our revenues, respectively. In 2004, sales to Europe, Japan, Rest of Asia and the United States accounted for 19%, 28%, 47% and 6% of our revenues, respectively. Our business is conducted primarily in Euro ("€"), U.S. dollar and Japanese yen. As a result of conducting business in multiple currencies and in multiple countries, our business and results of operations are subject to risks of currency fluctuations as well as other risks associated with international sales generally.

Our business is highly dependent upon the capital expenditures of back-end semiconductor manufacturers and electronic assemblers, and our ability to develop, manufacture and sell new products and product enhancements. Our results will also be affected, especially when measured on a quarterly basis, by volume, composition and timing of orders, conditions in the industries we serve, competition and general economic conditions.

Our revenues in 2005 decreased to € 80.6 million from € 89.3 million in 2004. During the year 2005, we took advantage of the industry slow-down to enhance and expand our product lines. We further consolidated our leadership position in the IC inspection market and expanded our addressable market opportunities.

The revenues of our inspection modules amounted to € 15.5 million in 2005 decreasing from € 20.7 million in 2004. The inspection systems revenues decreased from € 68.6 million in 2004 to € 65.1 in 2005.

Gross Profit

Gross profit margin increased slightly from 60.8% in 2004 to 61.0% in 2005. Our gross profit margin benefited in both 2004 and 2005 from the production efficiencies of our new production plant in China that we acquired in the beginning of 2004. We expect that there might be continuous periodic fluctuations in our gross profit margin resulting from changes in our product sales mix and from possible currency fluctuations, while further evaluating continuously our provision for inventory write-down.

Research and Development

Research and development expenses increased by 27.1% to € 11.3 million, 14.0% of revenues in 2005, compared to € 8.9 million, 10.0% of revenues in 2004. In addition to these expenses, in 2005 we offset approximately € 606,000 of research and development expenses through government project funding recognized during that period, compared to approximately € 285,000 of such funding recognized in 2004. The increase of our research and development expenses in 2005 was a result of the intensified efforts in developing and supporting new products and enhancements of existing products. As of December 31, 2005, we had 83 employees engaged in research and development compared to 78 employees as of December 31, 2004. We believe that research and development expenditures are essential to maintain our competitive position and expect to increase the current quarterly level of research and development expenditures in the foreseeable future to support our commitment to new product development efforts.

Selling, General and Administrative

Selling, general and administrative expenses increased by 14.4% to € 20.5 million, 25.5% of revenues in 2005, from € 18.0 million, 20.1% of revenues in 2004. The increase was mainly related to support our broadened customer base and product mix and to the strengthening of our organization world-wide which started in the course of the fourth quarter of 2004. We also expanded our world-wide administration staff. The full impact of amortization of the Siribas acquisition combined with increased legal fees in connection with the Scanner case explain the remainder of the increase. As of December 31, 2005, we had 68 employees engaged in our marketing, sales and technical support department compared to 67 employees as of December 31, 2004. As of December 31, 2005, we had 22 employees engaged in our world-wide administrative department compared to 18 employees as of December 31, 2004.

Net Other Income

In 2005, we recorded € 279,000 of net other income compared to € 714,000 of net other income in 2004. The difference was in the first place related to currency exchange losses in the year 2005 amounting to € 0.5 million, compared to the currency exchange gains of approximately € 0.4 million in 2004. Secondly our net interest income increased from € 151,000 in 2004 to € 632,000 in 2005, as such partly offsetting the impact of the currency exchange losses.

Income Taxes

Income tax expense was € 4.1 million in 2005 compared to € 7.7 million in 2004.

Income tax expense, expressed as a percentage of income before income taxes decreased from 27.4% in 2004 to 23.2% in 2005 as a result of a change in the geographical mix of revenues.

2 LIQUIDITY AND CAPITAL RESOURCES

During 2005, net cash provided by operating activities amounted to € 9.6 million.
Cash flow, defined as net income increased by non-cash items such as amortization, depreciation, provision for doubtful debts and deferred tax expense (benefit), amounted to a positive cash flow of € 16.2 million, while changes in operating assets and liabilities used € 6.6 million in cash. Sources of cash as a result of changes in assets and liabilities included an increase in trade accounts payable of € 7.3 million and in accrued expenses of € 2.0 million that was entirely offset by an increase in accounts receivable of € 8.9 million and in inventories of € 6.1 million, resulting from the increased level of activity.

During 2005, net cash used in investing activities amounted to € 0.7 million related to new investments for property and equipment. We currently do not foresee significant capital commitments for the year 2006.

During 2005, net cash used in our financing activities amounted to € 0.5 million, primarily for repayment of borrowings.
As of December 31, 2005, we had long-term obligations of approximately € 4.5 million, consisting of long-term debt. As of that date, the current portion of these long-term obligations totaled € 0.6 million. We also have several non-cancelable operating leases, primarily for motor vehicles and office premises, which expire over the next three to five years. As of December 31, 2005, the total minimum lease payments till 2010 will be approximately € 3.0 million.

3 BALANCE SHEET

On December 31, 2005, we had total assets of € 122.5 million. Besides cash and cash equivalents of € 50.7 million, assets consisted primarily of inventories and trade accounts receivable totaling € 51.9 million and net property and equipment of € 10.1 million. With a net bookvalue of € 8.5 million, the office buildings in Belgium accounted for the largest part of our property and equipment.
We have stockholders' equity of € 89.1 million, financing approximately 72.7% of total assets, which evidences our sound financial structure.

4
OUTLOOK 2006

2005 was a very busy year for ICOS during which we enhanced and expanded our product lines, taking advantage of an industry slow down to further consolidate our leadership position in the IC inspection market and expand our addressable market opportunities. In support of these initiatives, we increased our research and development and expanded our sales and support organization. We believe that during 2005, we have again strenghtened ourselves and are entering 2006 with confidence.

While our visibility is always limited and we only guide one quarter out, we are generally confident about the state of the industry at the beginning of 2006 and about our long-term perspectives. The industry has reacted swiftly and decisively when the inventories were growing dangerously high around the middle of 2004.

This quick reaction has made the industry downturn in 2005 shallow and short and inventory levels as well as equipment utilization levels are in fairly ideal ranges at the beginning of 2006. In fact, many believe that the strong expansion of the consumer segment will probably lead to shallower and shorter cycles in general, as e.g. televisions or cars are less cyclical than PC's. For 2006, industry researchers expect healthy unit growth levels in 2006, driven by healthy world-wide GDP growth, which in turn is driven by the new developing countries.

For the longer run, we are witnessing a continued evolution in the demand drivers for the semiconductor industry as semiconductors are employed in an ever increasing range of consumer oriented applications, from cars to games, from phones to digital TV's, from digital audio player to (LED) illumination. Many of these applications require special packages that can deal with the specific applications and the harsher environments in which they have to operate. This evolution drives the need for inspection equipment for these new styles of packages and as the leading supplier of inspection equipment to the packaging industry, we are expanding our product offering to take advantage of these opportunities in the market.

1 CORPORATE GOVERNANCE

BOARD OF DIRECTORS



Gust Smeyers   Paul de Vree   Anton De Proft

ICOS Vision Systems Corporation NV (the "Company") has adopted in 2005 a Corporate Governance Charter in accordance with the Corporate Governance Principles set out in the Code Lippens, which was established by the Belgian Corporate Governance Commission on December 9, 2004 (the "Code"). The Code is based on a "comply or explain" system, offering the Company the flexibility to adapt the provisions to its specific size, activities and culture, provided that deviations from the Code are adequately explained in the Corporate Governance chapter of the annual report of the Company (the "Corporate Governance Chapter").

CORPORATE GOVERNANCE CHAPTER 3



...s Verjans Fred Chaffart André Oosterlinck

The dual listing of the Company's shares on NASDAQ and EURONEXT Brussels causes the Company to be subject to laws and regulations which are specific to these financial markets and which may deviate from each other from time to time (and may therefore require deviations from the provisions of the Code). The deviations from the Code, and the provisions of the Code which have not been complied with during the 2005 financial year, are set out in this Corporate Governance Chapter.

The Corporate Governance Charter is available on the Company's website www.icos.be under the "Corporate Governance" section. It contains, amongst others, the charters of the Board of Directors and its Committees (the Audit Committee, Remuneration Committee and Nomination Committee), the charter of the Executive Management, the policies regarding remuneration, related-party transactions and insider trading and the Code of Business Conduct (including the code of ethics for senior financial officers and whistle blowing procedures).

053

1 CORPORATE GOVERNANCE

BOARD OF DIRECTORS

1.1. Composition of the Board of Directors

Under Belgian Law, the Board of Directors should be composed of at least three members. Under NASDAQ rules, the majority of the Board of Directors as of July 31, 2005 must consist of independent directors.

The Board counts six members, of whom two are executive directors and the four other (non-executive) members have been determined to be independent directors. The determination of independence has exclusively been made on the basis of Rule 4200 (a) 15 of the NASDAQ Rulebook in consideration of the dual listing and its different regulations. A summary of these independence standards may be found under Attachment A to the Charter of the Board of Directors contained in the Corporate Governance Charter (located on the Company's website).

Name	Function	Director since
Jos Verjans	Chairman, Non-executive Director	1989
Anton De Proft	Executive Director, President and CEO	2002
Gust Smeyers	Executive Director, Vice President R&D	1989
André Oosterlinck	Non-executive Director	1992
Exeter International NV, represented by Paul de Vrée	Non-executive Director	1997
Fred Chaffart	Non-executive Director	2001

Under the Code, Mr. Verjans would not be considered to be independent in view of the fact that his shareholding exceeds 10%.

Under the Code, a director is no longer considered to be independent if such director has executed a non-executive director mandate for more than three terms. To the extent that, further to the Code, the term of a director mandate should be limited to at most four years, Mr. Oosterlinck would not be considered to be independent under the Code, since he is serving as a non-executive director of the Company since 1992. It is considered to be in the interest of the Company to maintain board members for a longer period in order to have an in-depth knowledge of the highly specialised markets in which the Company operates.

Independent	Audit Committee	Remuneration Committee	Nomination Committee
■			■
■	■	■	■
■	■	■	■
■	■	■	■

081

1.2. Functioning and activity report of the Board of Directors

The Board of Directors is the ultimate decision-making body of the Company with the exception of matters reserved to the shareholders by Belgian Corporate Law or the Company's Articles of Association.
The Board's role is to pursue the long-term success of the Company by providing entrepreneurial leadership and enabling risks to be assessed and managed. The Board should decide, as a collegiate body, on the Company's values, strategy and key policies. The Board should ensure that the necessary financial and human resources are in place for the Company to meet its objectives.

The Board of Directors meets upon invitation of the Chairman of the Board or the Director replacing him, whenever the Company's interests require it or when one director requests a meeting. The majority of the Directors must be present or represented to enable the Board to validly deliberate and make decisions. Decisions are reached by a majority of the votes. In the event of a tie, the Chairman has a casting vote.

The Board of Directors held seven meetings during 2005. All directors were present at all meetings with the following exceptions: Mr. Anton De Proft was unable to attend but was represented by another director at one meeting and Mr. Fred Chaffart was unable to attend two meetings of the Board.

The main topics on which the Board of Directors deliberated during 2005 were:

- implementation of a corporate governance charter incorporating the Company's various existing and newly established policies and procedures,
- quarterly review of the financial results of the group and of the earnings press releases,
- review of the reporting by the Board's advisory committees,
- bi-annual group budget reviews,
- review of the group's strategic positioning, opportunities and challenges,
- review of acquisition opportunities,
- follow-up on the patent litigation case with Scanner Technologies,
- various corporate matters like the composition and independence of the members of the Board of Directors, the group structure, impact of changes in Belgian corporate tax laws, dividend policy and approval of corporate documents.

1.3. Board Committees

A substantial portion of the analysis and work of the Board is prepared or done by various Board Committees. The decision-making remains within the collegial responsibility of the Board and the Committees have an advisory role except for those cases which are described in the respective Committee's charter.

The Audit Committee

The primary purpose of the Audit Committee is to provide independent and objective oversight of (i) the financial reporting process, accounting functions and internal controls of the Company and its subsidiaries and (ii) the qualifications, independence, retention, compensation and performance of the Company's independent auditors.

According to NASDAQ and SEC rules, the Audit Committee must consist of at least three members all of whom should be independent directors. The Audit Committee counts three members: Mr. André Oosterlinck (Chairman), Exeter International NV represented by Mr. Paul de Vrée and Mr. Fred Chaffart. The Chairman of the Board of Directors is invited to the meetings of the Audit Committee as an observer. The Board of Directors has also determined that Mr. Paul de Vrée, representative of Exeter International NV and Mr. Fred Chaffart are "audit committee financial experts" as defined under SEC rules.

The Audit Committee held four meetings during 2005. All members were present at all meetings to the exception of Mr. Fred Chaffart who was unable to attend one meeting.

As a special matter of attention, the Audit Committee is closely following-up on the implementation of the Sarbanes-Oxley Act Section 404 (hereafter called "Section 404") within the timeframe set for foreign private issuers. This Section 404 imposes on SEC registrants and their auditors to assess and report on the effectiveness of the registrant's internal controls over financial reporting. The Company must be compliant by the end of fiscal year 2006.

063

Other main topics which were discussed during 2005 were:

- review of the findings of the independent auditor in respect of the audit of the annual accounts,
- review and approval of the annual audit engagement letter of the independent auditor,
- review of the charter of the audit committee,
- review of the independence of the auditor,
- review of valuation rules,
- review and approval of related-party transactions,
- review and pre-approval of audit and permitted non-audit services by the independent auditor,
- discussion of the creation of the new function of Group Controller, directly reporting to the Audit Committee, in order to be able to cope with Section 404 requirements.

The Nomination Committee

The role of the Nomination Committee is to assist the Board of Directors in all matters relating to the appointment of Board members and the Chief Executive Officer and the functioning of the Board of Directors.

It is the Nomination Committee's responsibility to advise on proposals for appointment originating from shareholders and management. The management and Mr. Jos Verjans have special nomination rights under the Articles of Association. Shareholders who either belong to the Executive Management of the Company or ICOS Vision Systems NV or who are entrusted with the day-to-day management of any of the Company's subsidiaries, are entitled to propose the candidates for a majority of the Director mandates. In addition, under the Articles, Mr. Verjans, who is Chairman of the Board, is entitled to propose the candidate for one Director mandate. This nomination right is transferable between shareholders, can only be exercised by a shareholder and expires upon the death of Mr. Verjans.

The Nomination Committee must comprise at least three directors, all of whom must be independent non-executive directors. The Nomination Committee counts four members: Mr. Jos Verjans (Chairman), Mr. André Oosterlinck, Exeter International NV represented by Mr. Paul de Vrée and Mr. Fred Chaffart.

The Nomination Committee was installed in 2005 and held one meeting. All members were present. In this meeting, the Committee reviewed the size, composition and functioning of the board of directors and approved its charter.

The Remuneration Committee

The Remuneration Committee has overall responsibility for reviewing and approving executive compensation and reviewing and administering equity compensation. This authority to decide on the remuneration of the Executive Management is a deviation from the Code which states that the Committees may only have an advisory function. This delegation and the composition of the Remuneration Committee guarantees that the decision on the Executive Management's remuneration is taken only by independent directors.

The Committee must comprise at least two directors, all of whom should be independent. The Committee counts three members: Mr. André Oosterlinck (Chairman), Exeter International NV represented by Mr. Paul de Vrée and Mr. Fred Chaffart. The Chairman of the Board of Directors is invited to the meetings of the Remuneration Committee as an observer. Although the Committee's charter deviates from the Code in its minimum composition requirements, the Remuneration Committee is in fact validly composed of three members, all of them being independent.

The Committee held one meeting in 2005. All members were present. In this meeting, the Committee deliberated on the following topics:

- review of the world-wide remuneration policy and employee expense budget,
- review of the existing stock option plan,
- review of the jubilee benefit plan,
- review of the functioning of the executive management team and approval of its 2006 remuneration,
- review of the committee's charter.

065

1.4. Term of Board Members

All Directors serve a term ending immediately after the Annual General Meeting of Shareholders of 2008. Appointments are generally made for a term of six years which is the limit set by Belgian Corporate Law. Members can serve multiple terms subject to the Nomination Committee's review of the functioning of the Board. Due to the specialized nature of the Company's activities, it is considered to be in the interest of the Company to maintain board members for a longer period in order to retain the in-depth knowledge of the highly specialized markets in which the Company operates.

1.5. Related-Party transactions

It is the responsibility of the Audit Committee, as defined in its charter, to review and approve all related-party transactions including as defined by Marketplace Rule 4350 (h) of the NASDAQ Stock Market, and any other significant conflicts of interest involving Directors or members of the Executive Management. It is the responsibility of the relevant Director or executive manager to inform the Audit Committee of the contemplated transaction.

Two related-party transactions concerning the Chairman of the Board were brought to the attention of the Audit Committee in 2005 for an aggregate amount of approximately € 6,000 and both were approved.

1.6. Remuneration of Board Members

A fixed remuneration of € 1,000 per meeting of the Board of Directors and of the Committees is awarded to the Directors, as decided by the Annual Meeting of Shareholders held in 2001 and 2003.

The global amount of fees paid in 2005 to all Directors for service on the Board of Directors and its Committees, amounted to € 57,000. Non-executive Directors received in the aggregate € 44,000 divided as follows: Mr. Jos Verjans (€ 8,000), Mr. André Oosterlinck (€ 13,000), Exeter International (€ 13,000) and Mr. Fred Chaffart (€ 10,000). No other remuneration or benefits were granted to the non-executive Directors except to Mr. Verjans for services and transactions as set out under "related-party transactions" above, for a total amount of approximately € 6,000. Executive directors in their capacity as Director received in the aggregate € 13,000 divided as follows: Mr. Anton De Proft (€ 6,000) and Mr. Gust Smeyers (€ 7,000).

No loans or advance payments are given to the Directors. No options or warrants or other equity instruments are granted to non-executive Directors.

067

2 CORPORATE GOVERNANCE

EXECUTIVE MANAGEMENT

The Board of Directors has entrusted the Chief Executive Officer with the management of the Company. In order to execute this responsibility, the Chief Executive Officer has established a Senior Management Team. Collectively, the Chief Executive Officer and his Senior Management are referred to as "Executive Management".

2.1. Composition of the Executive Management:



Anton DeProft — President and CEO



Gust Smeyers — Vice President Research and Development



Guido Vervoort — Vice President Operations



Koen Gutscoven — Vice President Marketing and Sales

In principle, the Executive Management meets once a month.

Besides the executive managers, the world-wide Management Team consists of the following additional members:

	**Seiichi Kohnoike**	General Manager of ICOS Vision Systems Ltd, Japan
	**Robin Kam**	General Manager of ICOS Vision Systems Pte Ltd, Singapore
	**Masoud (Max) Mirgoli**	General Manager of ICOS Vision Systems Inc., USA
	**John Zabolitzky**	General Manager of ICOS Vision Systems GmbH, Germany
	**Stephanus Wansleben**	General Manager of ICOS Vision Systems GmbH, Germany
	**Godwin Tse**	General Manager of ICOS Vision Systems Ltd, Hong Kong and ICOS Vision Systems (Shenzhen) Co. Ltd, China
	**Elton Lee**	General Manager of ICOS Vision Systems Korea Co. Ltd., South Korea

The world-wide Management Team meets in principle twice a year in order to discuss market and product evolution and budgets.

2.2. Executive Management's Remuneration

The aggregate remuneration paid to the members of the Executive Management during 2005 amounted to € 740,598. No loans or advance payments are given to these executive managers.
This total remuneration consists of basic salary (€ 639,662), variable remuneration in function of budget and other target achievements as well as consolidated profits (€ 50,079) and other benefits of which the most important are car allowances (€ 50,857).

It was unanimously decided by the Board of Directors not to separately disclose the remuneration of the CEO but to disclose the remuneration of the entire Executive Management as a group.

No shares, warrants, options or other equity instruments were granted in 2005 to the CEO or to the other members of the Executive Management. No special contractual recruitment or termination rights have been granted to the members of the Executive Management other than the applicable provisions of Belgian social law. Pension plans are not available to the Executive Management.

3 INSIDER TRADING POLICY

All members of the Board of Directors and of the world-wide Management Team as well as all employees who have access to confidential and material information which is not generally available to the investing public, have signed an insider trading policy with the Company. In essence, these people (1) are forbidden to engage in trading in securities of the Company while in possession of material non-public information ("insider trading") and are required to maintain the confidentiality of such non-public information, (2) are restricted to engage in short term speculative trading and (3) can only trade in specific trading windows after pre-clearance of the trade with the Compliance Officer. All employees of the Company have signed a similar insider trading policy with the exception that they are not bound by the trading window.

CONSOLIDATED FINANCIAL STATEMENTS

Chapter 4

Consolidated Financial Statements

ICOS VISION SYSTEMS CORPORATION NV
AND SUBSIDIARIES

December 31, 2005 and 2004
With Report of Independent Registered Public Accounting Firm

CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
ICOS Vision Systems Corporation NV:

We have audited the accompanying consolidated balance sheets of ICOS Vision Systems Corporation NV, a Belgian corporation, and subsidiaries, as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICOS Vision Systems Corporation NV and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KLYNVELD PEAT MARWICK GOERDELER
Bedrijfsrevisoren
Represented by J. Briers

Hasselt, Belgium
February 14, 2006

073

CONSOLIDATED BALANCE SHEETS

(in thousands of EURO, except share data)

December 31,	2005	2004
ASSETS		
Current Assets:		
Cash and cash equivalents	50,728	42,179
Trade accounts receivable, net of allowance for doubtful accounts of € 58 and € 82 at December 31, 2005 and 2004, respectively	26,542	16,166
Inventories, net (Note 2)	25,368	18,063
Prepaid expenses	249	221
Current deferred tax assets (Note 5)	874	1,178
Other current assets	2,307	1,465
Total current assets	**106,068**	**79,272**
Net property and equipment (Notes 3, 7 and 11)	10,131	10,134
Intangible assets (Note 1 (l))	4,257	5,505
Goodwill (Note 1 (m))	1,149	1,149
Other assets (Note 1 (k))	922	966
Total assets	**122,527**	**97,026**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Trade accounts payable	12,994	5,466
Current portion of long-term debt (Note 8)	638	681
Accrued expenses	5,705	3,509
Income taxes payable	1,472	2,990
Deferred revenue (Note 1 (p))	6,031	2,095
Other current liabilities (Note 4)	1,167	3,574
Total current liabilities	**28,007**	**18,315**
Long-term debt, excluding current portion (Note 8)	3,852	4,490
Noncurrent deferred tax liabilities (Note 5)	1,192	905
Provision for warranty (Note 1 (q))	395	408
Total liabilities	**33,446**	**24,118**
Commitments and contingencies (Notes 7 and 13)		
Stockholders' equity: (Note 9)		
Common stock, no par value, 10,557,460 and 10,527,310 shares issued and outstanding at December 31, 2005 and 2004, respectively	3,247	3,237
Additional paid-in capital	22,524	22,396
Retained earnings	63,782	50,279
Accumulated other comprehensive income (loss)	(472)	(3,004)
Total stockholders' equity	**89,081**	**72,908**
Total liabilities and stockholders' equity	**122,527**	**97,026**

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of EURO, except share data)

Years ended December 31,	2005	2004	2003
Revenues (Notes 11 and 12)	80,583	89,326	44,757
Cost of goods sold	31,434	35,012	19,402
Gross profit	49,149	54,314	25,355
Operating expenses:			
Research and development (Note 1 (r))	11,294	8,885	6,506
Selling, general and administrative	20,543	17,950	12,981
Total operating expenses	31,837	26,835	19,487
Income from operations	17,312	27,479	5,868
Other income:			
Interest income	946	513	534
Interest expense	(314)	(362)	(398)
Other income	186	155	176
Foreign currency exchange gain (loss)	(539)	408	(212)
Net other income	279	714	100
Income before income taxes	17,591	28,193	5,968
Income taxes (Note 5)	4,088	7,727	641
Net income	13,503	20,466	5,327
Basic earnings per share (Note 1 (w))	1.28	1.95	0.51
Weighted average number of common shares outstanding (Note 1 (w))	10,534,372	10,517,187	10,507,810
Diluted earnings per share (Note 1 (w))	1.26	1.91	0.50
Diluted weighted average number of common shares outstanding (Note 1 (w))	10,711,400	10,704,638	10,594,819

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(in thousands of EURO, except share data)

	Common Stock Number of Shares	Common Stock Amount	Additional paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Stockholders' Equity
Balance at December 31, 2002	**10,507,810**	**3,230**	**22,317**	**24,486**	**(140)**		**49,893**
Comprehensive income (loss)							
Net income for year	-	-	-	5,327	-	5,327	5,327
Foreign currency translation adjustment	-	-	-	-	(1,168)	(1,168)	(1,168)
Total comprehensive income (loss)						**4,159**	
Balance at December 31, 2003	**10,507,810**	**3,230**	**22,317**	**29,813**	**(1,308)**		**54,052**
Comprehensive income (loss)							
Net income for year	-	-	-	20,466	-	20,466	20,466
Foreign currency translation adjustment	-	-	-	-	(1,696)	(1,696)	(1,696)
Total comprehensive income (loss)						**18,770**	
Shares issued in connection with the exercise of stock options	19,500	7	79	-	-		86
Balance at December 31, 2004	**10,527,310**	**3,237**	**22,396**	**50,279**	**(3,004)**		**72,908**
Comprehensive income (loss)							
Net income for year	-	-	-	13,503	-	13,503	13,503
Foreign currency translation adjustment	-	-	-	-	2,532	2,532	2,532
Total comprehensive income (loss)						**16,035**	
Shares issued in connection with the exercise of stock options	30,150	10	128	-	-		138
Balance at December 31, 2005	**10,557,460**	**3,247**	**22,524**	**63,782**	**(472)**		**89,081**

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of EURO)

Years ended December 31,	2005	2004	2003
Cash flows from operating activities			
Net income	13,503	20,466	5,327
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,080	1,356	764
Allowance for doubtful debts	(24)	7	(43)
Loss on disposal of property and equipment	20	11	63
Deferred tax expense (benefit)	612	3,689	(677)
Changes in assets and liabilities:			
Decrease (increase) in trade accounts receivable	(8,908)	(3,582)	(6,322)
Decrease (increase) in inventories	(6,097)	(7,736)	608
Decrease (increase) in prepaid expenses and other current assets	(207)	(812)	471
Decrease (increase) in other assets	-	(471)	59
(Decrease) increase in trade accounts payable	7,284	910	3,366
(Decrease) increase in accrued expenses	2,014	673	1,191
(Decrease) increase in income taxes payable	(1,821)	2,030	824
(Decrease) increase in other current liabilities	1,123	4,942	(771)
(Decrease) increase in provision for warranty services	(13)	(238)	207
Net cash provided by operating activities	**9,566**	**21,245**	**5,067**
Cash flows from investing activities			
Additions to property and equipment	(731)	(1,555)	(326)
Purchase of acquired intangible assets	-	(6,129)	-
Acquisitions, net of cash received	-	(35)	-
Net cash used in investing activities	**(731)**	**(7,719)**	**(326)**
Cash flows from financing activities			
Repayment of borrowings	(681)	(647)	(615)
Proceeds from shares issued in connection with the exercise of stock options	138	86	-
Capital lease payments	-	-	(5)
Net cash used in financing activities	**(543)**	**(561)**	**(620)**
Increase in cash and cash equivalents	8,292	12,965	4,121
Impact of exchange rate movements on cash	257	(316)	(471)
Cash and cash equivalents at beginning of period	42,179	29,530	25,880
Cash and cash equivalents at end of period	**50,728**	**42,179**	**29,530**
Supplemental disclosure			
Cash paid during period for interest	314	362	398
Income taxes paid	4,784	2,042	488

See accompanying notes to the consolidated financial statements

(in thousands of EURO)

December 31, 2005 and 2004

1. Summary of Significant Accounting Policies

a. Basis of Presentation

The accompanying consolidated financial statements present the results of operations, financial position and cash flows of ICOS Vision Systems Corporation NV ("ICOS" or "the Company") and its subsidiaries (ICOS together with its subsidiaries, "the Group").

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. They reflect adjustments made for US reporting purposes which are not recorded in the Company's Belgian statutory accounts.

b. Description of Business

ICOS was incorporated in Belgium in 1989. The Company was incorporated to act primarily as a holding company through which management and certain investors purchased a controlling interest in ICOS Vision Systems NV ("ICOS BE"). ICOS BE was incorporated in 1982 in Belgium, to design, develop, manufacture, market, sell and support machine vision and inspection systems for industrial applications.

On July 23, 1998, ICOS acquired 100% ownership of ICOS Vision Systems GmbH (formerly QTEC Industrie-Automation GmbH) ("ICOS DE"), located in Oberhaching, Germany. This subsidiary operates primarily as a R&D center for the Group and provides sales and support services for the non-semiconductor applications.

On December 27, 2002, ICOS incorporated a new subsidiary ICOS Vision Systems Limited ("ICOS HK"), in Hong Kong, and effective January 1, 2003, the operations of the previous ICOS BE branch office in Hong Kong, were transferred to this newly incorporated subsidiary. The subsidiary ICOS HK provides sales and support services in its regional market and is both a R&D and production center of the group. Through ICOS HK, the company has acquired in March 2004, 100% ownership of ICOS Vision Systems (Shenzhen) Co. Ltd. ("ICOS Shenzhen"), formerly Jointech Precision Equipment (Shenzhen) Co. Ltd. for a total consideration, net of cash received, of € 35. ICOS Shenzhen is a production plant of the group.

On May 14, 2003, ICOS incorporated a new subsidiary ICOS Vision Systems Pte. Ltd. ("ICOS SG"), in Singapore, and effective June 1, 2003, the operations of the previous ICOS BE branch office in Singapore, were transferred to this newly incorporated subsidiary. This subsidiary provides sales and support services in the area Singapore, Malaysia and Thailand.

(in thousands of EURO)

On April 20, 2004, ICOS incorporated ICOS Vision Systems Korea Co. Ltd. ("ICOS KO"), in South Korea. This subsidiary provides sales and support services in South Korea.

On December 19, 2005, ICOS acquired 100% ownership of ICOS Vision Systems, Inc. ("ICOS US"), located in California, United States of America, and ICOS Vision Systems, Ltd. ("ICOS JP"), located in Yokohama, Japan. Previously these subsidiaries were owned by ICOS BE. Both subsidiaries provide sales and support services in their regional markets.

c. Principles of Consolidation

At December 31, 2005, the Company owns substantially all of the outstanding shares of ICOS BE (99.9%), of ICOS DE (100%), of ICOS HK (100%), of ICOS SG (100%), of ICOS KO (100%), of ICOS US (100%) and of ICOS JP (100%). Accordingly, the consolidated financial statements include the accounts of ICOS, ICOS DE, ICOS SG, ICOS KO, ICOS US, ICOS JP, ICOS BE and the consolidated accounts of ICOS HK including its wholly owned subsidiary ICOS Shenzhen. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

d. Foreign Currencies

Functional Currency
Revenues are denominated in several currencies, of which the majority was denominated in Euro (€) or in United States Dollar ($). At the same time, the majority of the expenses were incurred in Euro. The functional currency of ICOS, ICOS BE and ICOS DE is the Euro.
The functional currencies of the other ICOS subsidiaries are the Hong Kong Dollar (HK$ or HKD) for ICOS HK, the Singapore Dollar (S$ or SGD) for ICOS SG, the South Korean Won (KRW) for ICOS KO, the U.S. Dollar for ICOS US and the Japanese Yen (JPY) for ICOS JP.

Foreign Currency Translation
The income statements and balance sheets of ICOS HK (including ICOS Shenzhen), ICOS SG, ICOS KO, ICOS US and ICOS JP are translated into Euro using the current rate method in accordance with SFAS No. 52. Under the current rate method, the assets and liabilities of these entities are translated at exchange rates in effect at the end of the period, and revenues and expenses are translated at the average exchange rate during the period. All cumulative translation gains or losses are included in accumulated other comprehensive income.

Movements on the consolidated cash flow statements are translated into Euro at average exchange rates during the periods and, accordingly, may not correspond exactly with related movements on the balance sheets.

Foreign Currency Transactions

Exchange gains and losses arising from transactions denominated in foreign currencies are included in the accompanying consolidated statements of income (loss).

e. Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Group uses estimates in its normal course of business to evaluate the allowance for doubtful debts, warranty, excess and obsolete inventory, deferred tax assets and other provisions. Actual results could differ from those estimates.

f. Revenue Recognition

The Group recognizes revenues from the sale of its vision and inspection modules and of spare parts upon delivery and installation for inspection systems provided that transfer of title and risk of loss has passed to the customer (both direct third party customers or through distributors), that no significant obligation remains and the collection of the related trade account receivable is reasonably assured. The Group has no significant contractual post-shipment support obligations to its customers, except for certain warranty obligations discussed in Note 1(q). Transport and handling costs are recorded in cost of goods sold in the same period the related revenue is recognized.

g. Derivative Financial Instruments and Hedging Activities

In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS No. 133*, all derivative instruments are recorded on the balance sheet at their respective fair values.

As at and for the years ended December 31, 2005 and 2004, the Group did not enter into any forward exchange contracts, nor any derivative instruments.

The carrying amounts of cash and cash equivalents, trade accounts receivable, other current assets, trade accounts payable and accruals meeting the definition of financial instruments, approximate their fair values due to the short maturity of these items.

(in thousands of EURO)

h. Cash and Cash Equivalents

The Group considers all cash balances and highly liquid short-term investments which have original maturity dates of three months or less to be cash equivalents.

i. Inventories

Inventories comprise materials, direct labor and manufacturing costs and an appropriate allocation of certain indirect overhead costs and are stated at the lower of cost (determined on a weighted average basis) or market. Management performs periodic reviews of inventory and provides for excess and obsolete inventory or disposes of such inventory as considered necessary.

j. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and to operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

k. Other Assets

Other noncurrent assets consist primarily of licenses for handling technology and deposits. The licenses are recorded at cost and are being amortized over their useful life (8 years). Amortization expense for the years ended December 31, 2005, 2004 and 2003 was € 117, € 120 and € 283, respectively.

l. Intangible assets

In June 2004, the Company acquired the wafer inspection business of Siemens AG. Under the terms of the agreement, ICOS acquired, for a cash consideration of € 6,250, the rights to all of Siemens' two-dimensional (2D) wafer inspection technology, as well as the assets related to the wafer inspection business.

The purchase price has been allocated as follows : € 121 to movable tangible fixed assets, to be depreciated over the estimated useful lifetime (3 years); € 3,000 to non compete agreements, to be amortized over 3.5 years and € 3,129 to Intellectual Property (including patent applications), to be amortized over 8 years.

(in thousands of EURO)

Amortization has commenced as of July 1, 2004, being the effective start of the transfer of the business know-how. The amortization expense for the years ended December 31, 2005 and 2004 was € 1,248 and € 624, respectively. The estimated amortization expense for the next 5 years is : € 1,248 in 2006 and 2007, and € 391 in 2008, 2009 and 2010.

m. Goodwill

Goodwill of € 2,044 was recorded with the acquisition of ICOS DE during 1998. It has been recorded at cost and was being amortized until 2001 on a straight-line basis over an eight-year period, being the estimated useful life of the asset. As of January 1, 2002 the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that the intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*.

n. Property and Equipment

The Group records property and equipment at cost and then provides for depreciation using the straight-line method over the estimated useful lives of the assets as follows:

	Estimated Useful Life
Machinery and equipment	5 years
Vehicles and computer equipment	4 years
Furniture	7 years
Building	40 years

When property and equipment is retired or sold, its cost and the related accumulated depreciation are written off and the resulting gain or loss is included in income.

o. Impairment of Long-Lived Assets

SFAS No. 144 provides a single accounting model for impairment of long-lived assets, other than goodwill and assets to be disposed of.

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill and intangible assets not subject to amortization are tested annually in the course of the fourth quarter of each fiscal year, for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. The Group believes that no such impairment exists at December 31, 2005.

p. Deferred revenue

Deferred revenue relates to sales in the ordinary course of business of the Group's products, for which all of the revenue recognition criteria (Note (1f)) have not yet been met at the balance sheet date.

q. Warranties

The Group provides warranty coverage on its products from the date of shipment. The warranty period is generally 12 to 24 months. Management has estimated the cost of warranty coverage to be approximately 2% of revenues derived from the last year sales of end user products. This estimate is subject to review and may be changed when deemed appropriate by management. Estimated costs related to the warranty are accrued in the period of revenue recognition. Warranty expense is included in selling, general and administrative expenses.

(in thousands of EURO)

The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products sold. The changes in the provision for product warranty are as follows:

	2005	2004
Balance as of January 1,	1,361	646
Additions	973	1,273
Utilizations	(1,017)	(558)
Balance as of December 31,	**1,317**	**1,361**

Management believes that € 922 and € 953 of the total warranty provision as of December 31, 2005 and 2004 should be classified as current (included in other current liabilities).

r. Research and Development

The Group engages in research and development to enhance existing products and to develop new products to meet new market opportunities. The Group expenses research and development costs as incurred. The Group has carefully evaluated the technological feasibility of the software portion of its products during the development stage in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed*.

The Group sells products in a market that is subject to rapid technological change, new product development and changing customer needs. Accordingly, the Group has concluded that it cannot determine technological feasibility until the development stage of the product is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short and, consequently, the amounts that could be capitalized are not material to the Group's financial position or results of operations.

The Regional Government of Flanders and the European Community provide non-refundable financial support for certain research and development projects, which is used to offset gross research and development expenses. This financial support is recorded when cash is received and the expenses have been incurred. The Group incurred research and development expenses as follows:

(in thousands of EURO)

Years ended December 31,	2005	2004	2003
Research and development expenses, net of government funding	11,294	8,885	6,506
Government funding	606	285	502
Total gross research and development expenses	**11,900**	**9,170**	**7,008**

s. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs in connection with loss contingencies are expensed as incurred.

t. Stock Option Plan

The Company recognizes compensation costs using the intrinsic value based method described in APB No. 25, *Accounting for Stock Issued to Employees.* SFAS No. 123 permits the continued use of the intrinsic value based method, but requires additional disclosures, including pro forma calculations of net income and earnings per share, as if the fair value method of accounting prescribed by SFAS No. 123 had been applied in respect of the Employee Stock Plans in 2005, 2004 and 2003.

Had the Company determined compensation cost based on the fair value at the grant date for the Employee Stock Plans under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

	2005	2004	2003
Net income, as reported	13,503	20,466	5,327
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(74)	(137)	(264)
Pro forma net income	13,429	20,329	5,063
Basic earnings per share, as reported	1.28	1.95	0.51
Basic earnings per share, pro forma	1.27	1.93	0.48
Diluted earnings per share, as reported	1.26	1.91	0.50
Diluted earnings per share, pro forma	1.25	1.90	0.48

(in thousands of EURO)

There were no stock option grants made in 2004 or 2005. The per share weighted average fair value of stock purchase rights granted during 2003 was € 2.06, on the date of grant using the Black Scholes option-pricing model based on the following weighted average assumptions :

	2003
Expected dividend yield	-
Expected volatility factor	50%
Risk free interest rate	2.08%
Expected life in months	58

u. New Accounting Pronouncements

- In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* (SFAS No.123R), which revised SFAS No.123, *Accounting for Stock-Based Compensation*. This statement supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of income. The revised statement is effective as of the next fiscal year beginning after June 15, 2005. The adoption in 2006 will not have a significant effect on the Company's financial statements.
- In December 2004, the FASB issued Statement of Financial Accounting Standards No.151, *Inventory Costs*, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. The adoption of this Statement will not have a significant effect on the Company's financial statements.
- In March 2005, the FASB issued FASB Interpretation No 47 *Accounting for Conditional Asset Retirement Obligations* which requires conditional asset retirement obligations to be recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation can be made. FIN 47 also provides guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted the provisions of FIN 47 on December 31, 2005. No conditional asset retirement obligations were recognized and, accordingly, the adoption of FIN 47 had no effect on the Company's financial statements.
- In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, *Accounting Changes and Error Corrections*. This Statement establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for the Company for all accounting changes and any error corrections occurring after January 1, 2006.

v. Risks and Uncertainties

Nature of operations

The Company is active in a rapidly changing market and depends on the cyclical demand of the semiconductor and electronic assembly industries, which may affect its financial condition and results of operation. Furthermore, the market for the Company's products is characterized by rapidly changing technology. The Company's future success will depend upon its ability to enhance its existing products and to develop and introduce new products to meet customer requirements and address technological developments.

Customer Concentration

The Company markets and sells its products to a broad base of customers including original equipment manufacturers (OEMs), and component manufacturers. The Company anticipates that a significant portion of its revenues will continue to be derived from a relatively small number of customers (Note 12). A loss of, or reduction or delay in, orders from these or other significant customers, including reductions or delays due to market, economic or competitive conditions in the semiconductor or electronic assembly industries, could have a material adverse effect on the Company's business and financial statements as a whole.

International Operations

The Company's business is conducted world-wide, primarily in Europe, Japan, Rest of Asia and the United States. As a result, the Company's revenues and profits are, to a very high degree, subject to the general economic conditions in such areas. There can be no assurance that a change in the economic conditions within one or more of these areas will not have a material adverse effect on the Company's business, financial condition and results of operations. Further, the Company's business may be adversely affected by risks inherent in international operations, including fluctuations in currency exchange rates, transportation delays or interruptions from international suppliers, various regulatory requirements, political and economic changes, greater difficulties in trade accounts receivable collection, and possibly adverse tax consequences.

Inventories

The Company maintains a level of inventory of which some portion may be for certain products in excess of the Company's current requirements based on the recent level of sales. Management closely monitors the inventory levels, taking into consideration the industry market conditions, and believes no additional loss will be incurred on its disposition over the amounts provided for in 2005. No estimate can be made of a range of amounts of loss that are reasonably possible should the market conditions in the semiconductor or electronic assembly industries deteriorate from the current level of sales.

Concentration of Credit Risks

The Company sells products to customers located throughout the world. The Company in many cases does not require collateral. The Company maintains credit procedures to evaluate the credit worthiness of prospective customers and monitors closely the collection of accounts receivable. Management believes that no additional loss will be incurred over the amounts provided in 2005.

(in thousands of EURO)

w. Net Earnings per Share

The Company reports basic and diluted earnings per share ("EPS"). Basic EPS is based on the weighted average number of shares outstanding during the periods, while diluted EPS additionally includes the dilutive effect of the Company's outstanding stock options computed using the treasury stock method.

2. Inventories

Inventories consisted of the following:

December 31,	2005	2004
Raw materials	9,651	7,933
Work-in-progress	11,753	7,612
Finished goods	6,582	4,499
	27,986	**20,044**
Less allowance for excess and obsolete inventory	(2,618)	(1,981)
Net inventories	**25,368**	**18,063**

3. Net Property and Equipment

Property and equipment consisted of the following:

December 31,	2005	2004
Land	615	615
Buildings	10,341	10,322
Machinery and equipment	2,946	2,712
Computers, vehicles and furniture	4,327	3,912
	18,229	**17,561**
Less accumulated depreciation and amortization	(8,098)	(7,427)
Net property and equipment	**10,131**	**10,134**

The depreciation expense of property and equipment for the years ended December 31, 2005, 2004 and 2003 was € 715, € 612 and € 481, respectively.

(in thousands of EURO)

4. Other Current Liabilities

Other current liabilities consisted of the following:

December 31,	2005	2004
Current portion warranty provision	922	953
Payable with respect to acquired intangible assets	-	2,250
Other	245	371
Total	**1,167**	**3,574**

5. Income Taxes

Income tax expense consisted of the following:

Years ended December 31,	2005	2004	2003
Current			
Belgium	304	354	-
Rest of the world	3,193	3,672	1,304
	3,497	**4,026**	**1,304**
Deferred			
Belgium	362	3,676	(171)
Rest of the world	229	25	(492)
	591	**3,701**	**(663)**
Income tax expense	**4,088**	**7,727**	**641**

Income (loss) before taxes was derived from the following sources:

Years ended December 31,	2005	2004	2003
Belgium	(114)	10,671	(2,151)
Rest of the world	17,705	17,522	8,119
	17,591	**28,193**	**5,968**

089

(in thousands of EURO)

The actual income tax expense for the years ended December 31, 2005, 2004 and 2003 differs from the "expected" tax computed by applying the Belgian corporate income tax rate of 33.99% to income before taxes in the year ended December 31, 2005, 2004 and 2003 as follows:

Years ended December 31,	2005	2004	2003
Computed "expected" tax expense	5,979	9,583	2,028
Investment credits	(211)	(184)	(129)
Tax on undistributed earnings	294	388	66
Increase (decrease) in valuation allowance	-	(623)	(982)
Disallowed expenses	181	235	133
Differences in foreign tax rates	(2,331)	(1,672)	(740)
Other	176	-	265
Income tax expense	**4,088**	**7,727**	**641**

Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by current tax laws and regulations. The tax effects of the temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows:

December 31,	2005	2004
Deferred tax assets		
Inventories, principally due to intra-Group profit elimination	720	306
Tax operating loss carryforwards	571	1,157
Intangible assets	999	776
Other	232	277
Total gross deferred tax assets	**2,522**	**2,516**
Less valuation allowance	-	-
Total net deferred tax assets	**2,522**	**2,516**
Deferred tax liabilities		
Inventories, principally due to costs not inventoried for tax purposes	(162)	(226)
Property and equipment, principally due to accelerated tax depreciation	(1,373)	(1,252)
Deferred undistributed earnings of subsidiaries	(1,037)	(742)
Other	(268)	(23)
Total deferred tax liabilities	**(2,840)**	**(2,243)**
Net deferred tax assets (liabilities)	**(318)**	**273**

(in thousands of EURO)

The Group considers that it is more likely than not that the results of future operations as well as the future reversal of existing deferred tax liabilities will generate sufficient taxable income to realize the deferred tax assets.

The Group has available net operating loss carryforwards, totaling approximately € 1.7 million, of which € 1.3 million may be carried forward indefinitely. The remainder of € 0.4 million will expire in the years through 2025.

6. Credit Facilities

The Group is able to draw down funds from lines of credit available in Belgium. The total borrowing capacity of these facilities at December 31, 2005 and 2004 amounted to € 2,256. The interest rates applicable to these credit lines are the market rates (Euribor). Revisions to the interest rates are based on market fluctuations.

During 2005 and 2004, the Company had zero outstanding under the line of credit facilities and other short-term borrowings.

The weighted average cost of short-term debt, including the current portion of long-term debt, at December 31, 2005 and 2004 approximated 6.70% and 6.99%, respectively.

7. Leases

The Company has several non-cancelable operating leases, primarily for motor vehicles and office premises, which expire over the next three to five years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) amounted to € 971, € 868 and € 734 for the years ended December 31, 2005, 2004 and 2003, respectively.

(in thousands of EURO)

Future minimum lease payments under non-cancelable operating leases (with initial remaining lease terms in excess of one year) as of December 31, 2005 are:

	Operating Leases
Year ending December 31,	
2006	886
2007	778
2008	485
2009	415
2010	397
Total minimum lease payments	**2,961**

8. Long-Term Debt

Long-term debt consisted of the following obligations:

December 31,	2005	2004
Construction loan due December 2005 with interest at 7.50% (1)	-	37
Loan due December 2005 with interest at 7.25% (2)	-	42
Construction loan due February 2006 with interest at 7.60% (3)	37	74
Construction loan due March 2012 with interest at 6.30% (4)	1,392	1,568
Construction loan due March 2012 with interest at 6.30% (5)	3,061	3,450
Total	**4,490**	**5,171**
Less current portion	(638)	(681)
Long-term debt, excluding current portion	**3,852**	**4,490**

(in thousands of EURO)

(1) This construction loan for the previous premises of the Company was held with Dexia Bank. Interest was payable quarterly on the principal outstanding. The final repayment of € 37 was in December 2005.

(2) The loan to finance the acquisition of land was held with Fortis bank. Interest was payable quarterly. The final repayment of € 42 was in December 2005.

(3) The loan repayable in February 2006 is held with Fortis Bank. The loan was taken out to finance the construction of buildings of the previous premises of the Company. Interest is payable quarterly. The principal is repayable annually with a final repayment of € 37 in February 2006.

(4) The loan of € 2.0 million from Dexia Bank, repayable in March 2012 was taken out to finance the construction of the current premises of the Company. The total quarterly installments, including interest, amount to € 68.

(5) The loan of € 4.4 million from Dexia Bank, also repayable in March 2012 was taken out to finance the construction of the current premises of the Company. The total quarterly installments, including interest, amount to € 149.

The estimated fair value of long-term debt is approximately € 4,873 and € 5,499 at December 31, 2005 and 2004, respectively. The estimated fair value of debt is based on borrowing rates currently available with similar terms and average maturities.

The aggregate maturities of long-term debt for the year ending December 31, 2006 and each of the subsequent years ending December 31, are as follows:

2006	638
2007	640
2008	681
2009	725
2010	772
2011 and thereafter	1,034
Total	**4,490**

093

(in thousands of EURO)

9. Stockholders' Equity

Common shares have no par value. Each share has one voting right attached to it, and there is only one class of common shares. Under Belgian Law, the capital structure of the Company, including the number of shares authorized and outstanding, is adopted in the Company's Articles of Association and may be changed by the shareholders. Until July 7, 2007, the Board is permitted to increase the capital of the Company by a maximum of € 3,574 without obtaining the consent of the shareholders.

Common shares

Following the 2002 Personnel Stock Option Plan (Note 10) the Company issued common shares as follows:

	2005	2004
Number of issued shares	30,150	19,500
Increase of capital	10	7
Increase of additional paid-in capital	128	79

At December 31, 2005 the total number of common shares outstanding was 10,557,460.

At December 31, 2005 and 2004, management owned approximately 10.5% and 11.1%, respectively, of the outstanding common shares of ICOS. In addition, non-executive directors and affiliates owned approximately 14.6% and 16.4% of the outstanding common shares of ICOS at December 31, 2005 and 2004, respectively. Private and institutional investors own the remainder of the shares.

Legal reserves

Included in the retained earnings are legal reserves of € 1,088 at December 31, 2005. Under Belgian Law, such reserves are not available for distribution to shareholders.

(in thousands of EURO)

10. 2002 Personnel Stock Option Plan

On November 15, 2002, the Board of Directors decided to set up a Personnel Stock Option Plan in the context of which a maximum of 250,000 new shares may be issued.

The Personnel Stock Options are securities that are not as such regulated in the Belgian Company Code. They consist of a right to subscribe for a share, such right having all characteristics of a warrant, it being understood, however, that the Company upon the exercise of a Personnel Stock Option may sell one existing share of the Company. Each Personnel Stock Option entitles the holder thereof to one share, it being understood that the obligation of the Company to proceed to the issue of a new share upon the exercise of a Personnel Stock Option, lapses if, and as of the moment that, the Company within a certain period of time as of notification of the exercise, has proceeded, or has allowed a third party to proceed, to the sale of one existing share of the Company in consideration for the exercise price. Upon the exercise of a Personnel Stock Option, one existing share will be delivered (rather than a new share issued) to the relevant holder of the Personnel Stock Options if, and to the extent that:

(i) the Company at the end of the relevant exercise period, holds own shares; and (ii) the Company believes that it may validly transfer such shares to the holder of the Personnel Stock Options that have been exercised; and (iii) the Company has purchased the shares that would be sold to the holder of the Personnel Stock Options that have been exercised, at a price that is lower than the exercise price of the Personnel Stock Options.

The offer of an aggregate of 245,300 Personnel Stock Options has been accepted on February 17, 2003 by the beneficiaries. Out of such 245,300 Personnel Stock Options, 25% are exerciseable from January 1, 2004 until December 5, 2009, 25 % are exerciseable from January 1, 2005 until December 5, 2009, 25% are exerciseable from January 1, 2006 until December 5, 2009, and 25% are exerciseable from January 1, 2007 until December 5, 2009.

The exercise price of the Personnel Stock Options amounts to U.S. dollar 5.50.

During 2005 and 2004, an aggregate of 30,150 and 19,500 respectively, of Personnel Stock Options has been exercised (Note 9).

095

(in thousands of EURO)

11. Segment Disclosures and Related Information

The Company has adopted the disclosure requirements of SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information*. The Group operates in the machine vision industry. This involves the development, manufacture, sale and support of machine vision and inspection systems for the semiconductor and electronic assembly industries. The Group's product lines are inter-related and integrated from a R&D, selling and production standpoint. The operating profitability of the Company is monitored by management on an integrated basis. Therefore, management considers that based on these aggregation criteria, only one reportable segment is applicable.

Disclosure of revenues by product line:

Years ended December 31,	2005	2004	2003
Inspection Modules	15,437	20,742	12,960
Inspection Systems	65,146	68,584	31,797
Total	**80,583**	**89,326**	**44,757**

Disclosure of Geographic Information:

Revenues by Destination

Years ended December 31,	2005	2004	2003
Germany	12,312	13,069	8,126
Belgium	311	202	262
Other European Countries	2,603	4,068	2,668
United States	6,952	5,475	4,779
Japan	11,120	24,717	7,169
Taiwan	14,243	12,046	7,943
SMT (Singapore, Malaysia & Thailand)	10,898	13,404	7,576
Other Foreign Countries	22,144	16,345	6,234
Total	**80,583**	**89,326**	**44,757**

Long-lived Assets

December 31,	2005	2004	2003
Belgium	9,581	9,705	8,928
Other Countries	550	429	268
Total	**10,131**	**10,134**	**9,196**

(in thousands of EURO)

12. Significant Customers

The Company had two significant customers, namely Intel and Marubun Corporation, who accounted for approximately 17% and 13%, respectively, of revenues during the year ended December 31, 2005.

The Company had three significant customers, namely Marubun Corporation, Intel and Siemens AG, who accounted for approximately 26%, 12% and 10%, respectively, of revenues during the year ended December 31, 2004.

The Company had two significant customers, namely Siemens AG and Marubun Corporation who accounted for approximately 12% and 11%, respectively, of revenues during the year ended December 31, 2003.

13. Commitments and Contingencies

SCANNER litigation
In July 2000, ICOS was served with a Summons and Complaint by Scanner Technologies Corporation ("Scanner") in the United States District Court, Southern District of New York. The Complaint alleged that certain of ICOS' products, which relate to stereo vision inspection of ball grid array, chip scale package and bumped wafer products, infringe U.S. Patent Numbers 6,064,756 and 6,064,757. Although ICOS believes that its technology and products do not infringe any of these patents, ICOS partially settled the case in 2003 for the majority of the systems it sold in the United States, those containing one light source. ICOS had recorded provisions in respect of related legal expenses amounting to approximately € 0.5 million at December 31, 2002 and the settlement fee of U.S. dollar 0.4 million was paid in 2003 and was fully covered by these provisions.

For the remainder of the systems, those containing two light sources, the District Court ruled in summary judgment that ICOS was not infringing the patents. Scanner appealed this ruling in May 2003 and on April 23, 2004, the United States Court of Appeals for the Federal Circuit vacated the District Court's summary judgment decision on a narrow issue of patent claim construction, ruling that a literal reading of Scanner's patents at issue covered stereo vision inspection systems with illumination from one or more light sources, and remanded the case to the District Court for further proceedings based upon this new construction. The Appeals Court ruling did not address whether any of ICOS' products infringe any patent claims of Scanner or whether any of those claims, including those relating to one or more light sources, are valid or enforceable. The trial in the District Court took place in March 2005 and the parties are awaiting a ruling.

097

In July 2005, ICOS initiated a suit against Scanner in the United States District Court for the Southern District of New York, seeking declaratory relief declaring that certain new patents issued and assigned to Scanner, and relating to the same or similar technology, are not infringed by any ICOS inspection methods or processes. The suit was filed by ICOS based on the company's reasonable apprehension that ICOS may be sued by Scanner for infringement of the new Scanner patents. ICOS' suit against Scanner also seeks to enjoin Scanner from activities which ICOS believes constitute unfair competition. Scanner has moved to dismiss the complaint or, in the alternative, to transfer the case to Minnesota where Scanner is headquartered.

While we continue to believe that we do not infringe any valid or enforceable patents of Scanner, ongoing litigation can be costly and time consuming, and we cannot guarantee that we will prevail. If Scanner were to prevail, it could obtain damages or expenses relating to the limited number of systems we have sold in the United States, and enjoin us from further selling the infringing products or otherwise infringing Scanner's patents in the United States. We intend to continue to vigorously defend our interests. No provision in respect of related legal expenses has been recorded at December 31, 2005.

Chapter 5

Summary version of Statutory Accounts according to Belgian GAAP

ICOS VISION SYSTEMS CORPORATION NV

The following pages are extracts of the statutory annual accounts of ICOS Vision Systems Corporation NV for the years ended December 31, 2005 and 2004, prepared in accordance with accounting principles generally accepted in Belgium. The management report of the Board of Directors addressed to the Annual General Meeting of Shareholders, the statutory annual accounts of ICOS Vision Systems Corporation NV, as well as the statutory Auditors' Report, will be filed with the National Bank of Belgium within the statutory periods, subject to Shareholders approval at the Annual General Meeting on May 9, 2006.

The statutory Auditors' Report is unqualified and certifies that the non-consolidated statutory annual accounts of ICOS Vision Systems Corporation NV for the year ended December 31, 2005 give a true and fair view of the financial position and results of the company in accordance with all applicable Belgian legal and regulatory requirements.

SUMMARY VERSION OF STATUTORY ACCOUNTS ACCORDING TO BELGIAN GAAP

(in thousands of EURO)

December 31,	2005	2004
Assets		
II. Intangible assets	31	-
III. Tangible assets	476	615
IV. Financial assets	27,212	19,807
VII. Amounts receivable within one year	54	92
VIII. Investments	20,296	14,000
IX. Cash at bank and in hand	637	429
X. Deferred charges and accrued income	245	126
	48,951	35,069
Liabilities		
I. Capital	3,677	3,667
II. Share premium account	21,864	21,735
IV. Reserves	368	366
V. Profit carried forward	15,530	8,434
	41,439	34,202
VII. Provision for liabilities and charges	107	-
IX. Amounts payable within one year	7,266	859
X. Accrued charges and deferred income	139	8
	48,951	35,069

SUMMARY VERSION OF STATUTORY ACCOUNTS ACCORDING TO BELGIAN GAAP

(in thousands of EURO)

	2005	2004
I. Operating income		
A. Turnover	3,430	2,209
D. Other operating income	69	87
Total operating income	**3,499**	**2,296**
II. Operating charges		
B. Services and other goods	2,239	1,283
C. Remuneration, social security costs and pensions	1,730	1,458
F. Increase (decrease) in provision for liabilities and charges	107	-
G. Other operating charges	3	4
Total operating charges	**4,079**	**2,745**
III. Operating result	(580)	(449)
IV. Financial income	7,694	312
V. Financial charges	(42)	(81)
VI. Profit (Loss) on ordinary activities before taxes	7,072	(218)
VII. Extraordinary income	236	-
IX. Profit (Loss) for the period before taxes	7,308	(218)
X. Income Taxes	(53)	(70)
XI. Profit (Loss) for the period	7,255	(288)
XIII. Profit (Loss) for the period available for appropriation	7,255	(288)
Result Appropriation		
A. Profit to be appropriated	15,689	8,566
1. Gain (Loss) for the period available for appropriation	7,255	(288)
2. Profit brought forward	8,434	8,854
C. Transfers to capital and reserves	2	-
D. Result to be carried forward	15,530	8,434
F. Distribution of profit	157	132
3. Other allocations	157	132

101

SHAREHOLDER INFORMATION

Corporate Headquarters
ICOS Vision Systems Corporation NV
Research Park Haasrode, Zone 1
Esperantolaan 8
3001 Heverlee, Belgium
Tel. +32 16 39 82 20
Fax +32 16 40 00 67
www.icos.be - info@icos.be

Stock Exchange Listing
The Company's Common Stock is traded on the Nasdaq National Market and Euronext under the symbol 'IVIS'.

Additional Information
Copies of the Company's Annual Report on Form 20-F to be filed with the U.S. Securities and Exchange Commission, will be available on request by contacting:

Investor Relations
ICOS Vision Systems Corporation NV
Belgium
Tel. +32 16 39 82 95
Fax +32 16 39 82 10
investor.relations@icos.be

Financial Information
ICOS Vision Systems Corporation NV
Mr. Dominique Vercammen
Belgium
Tel. +32 16 39 82 24
Fax +32 16 39 82 10

A Dutch copy of this annual report is also available on request.

Transfer Agent

Information concerning lost stock certificates, change of address, account status, or other questions regarding your stock in ICOS Vision Systems Corporation NV should be directed to the Company's transfer agent:

Mellon Investor Services LLC
480 Washington Boulevard
Jersey, NJ 07310, USA
www.melloninvestor.com

Independent Registered Public Accounting Firm

Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren,
represented by Mr. Jos Briers,
Hasselt, Belgium

Legal Counsels

Brown Rudnick Berlack Israels LLP
Boston, MA, USA

Eubelius
Brussels, Belgium

Liquidity Support

In compliance with Euronext's recommendations and in the interest of maintaining maximum liquidity of the shares, the Company entered in 2003 into a liquidity providing contract with Petercam NV.

Financial Services

Petercam NV
Brussels, Belgium

KBC Bank NV
Brussels, Belgium

Annual General Meeting

The Annual General Meeting of Shareholders of ICOS Vision Systems Corporation NV will be held on Tuesday May 9, 2006 at 11:00 am, Esperantolaan 8, 3001 Heverlee, Belgium.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this annual report, including those contained in the letter to Shareholders, constitute forward looking statements, including statements about the Company's plans, objectives, expectations and intentions. The cautionary statement made in this note should be read as being applicable to all related forward-looking statements wherever they appear in this report. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the company's dependence on the cyclical semiconductor and electronic assembly industries, possible quarterly fluctuations in operating results, risk associated with development of new products, rapid technological change, the early stage of market development of certain applications of the Company's products, the Company's reliance on OEM Customers and the lengthy sales cycles of those customers, dependence on limited sources of supply for certain components, dependence upon outside contractors, customer concentration, proprietary technology and intellectual property risks, competition, risks associated with management of growth and possible future acquisitions, the ability of the Company to attract and retain key personnel, risks associated with multinational operations and currency exchange rate fluctuations, and other factors set forth from time to time in the Company's filings with the U.S. Securities and Exchange Commission.

ICOS Offices Europe

ICOS Vision Systems Corporation NV
Holding Company
Corporate Headquarters
Research Park Haasrode
Esperantolaan 8
3001 Heverlee, Belgium
Tel. (+32) 16 39 82 20
Fax (+32) 16 40 00 67

ICOS Vision Systems NV
Research Park Haasrode
Esperantolaan 8
3001 Heverlee, Belgium
Tel. (+32) 16 39 82 20
Fax (+32) 16 40 00 67

ICOS Vision Systems GmbH
Bajuwarenring 21
82041 Oberhaching/Munich,
Germany
Tel. (+49) 89 613 75 90
Fax (+49) 89 625 28 25

Distributors Europe
- PTS Ltd., UK
- GP Solar, Germany

ICOS Offices US

ICOS Vision Systems Inc.
Three Lagoon Drive
Suite 160
Redwood City, CA 94065
Tel. (+1) 650 610 95 32
Fax (+1) 650 610 95 33

Distributors US
- Capris Engineering, Costa Rica

ICOS Offices Asia

ICOS Vision Systems Ltd.
13F, Yokohama Nishiguchi, KN Bldg.
2-8-4 Kitasaiwai
Nishi-Ku, Yokohama, 220-0004
Japan
Tel. (+81) 45 316 01 23
Fax (+81) 45 316 01 43

ICOS Vision Systems Pte. Ltd.
Tech Place II
Block 5002 # 02-12
Ang Mo Kio Avenue 5
Singapore 569871
Tel. (+65) 6484 54 10
Fax (+65) 6484 54 13

ICOS Vision Systems Limited
2nd Floor, Prosperity Centre
77-81 Container Port Road
Kwai Chung, New Territories
Hong Kong
Tel. (+852) 2793 1339
Fax (+852) 2950 9157

ICOS Vision Systems (Shenzhen) Co. Ltd.
2F & 3F, Block 2
King Wing Tat Technology Ind. Park
Gangtou, Bantian, Buji
Shenzhen 518129, China
Tel. (+86) 755 8974 7468
Fax (+86) 755 8974 7438

ICOS Vision Systems Korea Co. Ltd.
Room 501-1, Deokin Boulevard # 537-2
Yatap-dong, Bundang-gu
Seongnam-si, Kyeonggi-do
Korea
Tel. (+82) 31 703 9394
Fax (+82) 31 703 8881

Distributors Asia
- Hauman Enterprises Co., Ltd., Taiwan
- Hauman International Trading Ltd., China
- Kestronics Kuala Lumpur
- Kestronics Penang
- Marubun Corporation (Japan)
- Semateq Philippines

Exhibit 2

ICOS Vision Systems Corporation NV
Esperantolaan 8
3001 Heverlee

Annual Report of the Board of Directors of ICOS Vision Systems Corporation NV to the Annual General Meeting of 2006 regarding the financial year 2005.(1)

General.
We have the honor to report on the activities of our Company, ICOS Vision Systems Corporation NV (IVSC), during the financial year 2005, and pursuant to the applicable legislation and the Articles of Association, submit to your approval the annual accounts closed on December 31, 2005.

Results obtained during the financial year.
The financial year 2005 closed with a profit of EUR 7.254.671,36 as opposed to a loss of EUR 287.982,17 for the financial year 2004. The profit of the financial year was the result of interim-dividends. On January 31, 2005, the Company received from ICOS Vision Systems Pte Ltd in Singapore and from ICOS Vision Systems Ltd. in Hong Kong a interim-dividend of respectively SGD 6.500.000,- and HKD 45.000.000,-. The operating income of the financial year 2005 amounted to EUR 3.499.135,34. This is an increase in comparison to the previous financial year when an operating income of EUR 2.296.036,99 was realized. This increase was due to the higher activity level under the services agreement concluded with ICOS Vision Systems NV. As a result of the exercise of 30.150 options related to the "ICOS Vision Systems Corporation NV 2002 Stock Option Plan" in favor of certain employees, the capital of the Company has been increased to EUR 3.677.256,03 represented by 10.557.460 shares. The balance sheet total per December 31, 2005 amounted to EUR 48.951.438,99 as opposed to a balance sheet total per December 31, 2004 of EUR 35.069.372,26.

Comments on the annual accounts and the developments.
At the end of the last financial year IVSC held all but one share of ICOS Vision Systems NV. The remaining share was held by ICOS Vision Sytems Ltd. Hong Kong.

On December 19, 2005 ICOS Vision Systems Corporation NV acquired all shares both held by ICOS Vision Systems NV of ICOS Vision Systems, Inc. in the USA for a total amount of EUR 3.427.197,90 and all shares of ICOS Vision Systems, Ltd. in Japan for a total amount of EUR 3.602.835,83. Both companies provide sales and support services in their local markets.

Besides these new acquired companies, IVSC also held all shares of ICOS Vision Systems GmbH (previously, Qtec Industrie-Automation GmbH). ICOS Vision Systems GmbH is a company that serves as a research and development center within the group and that is an essential center of know-how regarding digital signal processing, optics and inspection algorithms.

(1) The English version is translated from the original Dutch version and is for information purposes only.

IVSC held all shares of ICOS Vision Systems Ltd. in Hong Kong, ICOS Vision Systems Pte. Ltd. in Singapore and of ICOS Vision Systems Korea Co. Ltd in South Korea.
The operations of ICOS Vision Systems Ltd. in Hong Kong include research and development, logistics and sales activities. Through this subsidiary, we acquired in 2004, a production plant in Shenzhen, China. This company, ICOS Vision Systems (Shenzhen) Co. Ltd. performs the final assembly of several of our inspection systems.

ICOS Vision Systems Pte. Ltd. in Singapore provides sales and support services in the area Singapore, Malaysia and Thailand.

ICOS Vision Systems Korea Co. Ltd. in South-Korea provides sales services on the Korean market.

Given the positive situation of the capital and reserves of all subsidiaries, the Board of Directors is of the opinion that there is no reason for a reduction in value of the participations held in all above mentioned participations.

In July 2000, ICOS was served with a Summons and Complaint by Scanner Technologies Corporation ("Scanner") in the United States District Court, Southern District of New York. The Complaint alleged that certain of ICOS' products, which relate to stereo vision inspection of ball grid array, chip scale package and bumped wafer products, infringe U.S. Patent Numbers 6,064,756 and 6,064,757. Although ICOS believes that its technology and products do not infringe any of these patents, ICOS partially settled the case in May 2003 for the majority of the systems it sold in the United States, those containing one light source.

For the remainder of the systems, those containing two light sources, the District Court ruled in summary judgment that ICOS was not infringing the patents. Scanner appealed this ruling in 2003 and on April 23, 2004, the United States Court of Appeals for the Federal Circuit vacated the District Court's summary judgment decision on a narrow issue of patent claim construction, ruling that a literal reading of Scanner's patents at issue covered stereo vision inspection systems with illumination from one or more light sources, and remanded the case to the District Court for further proceedings based upon this new construction. The Appeals Court ruling did not address whether any of ICOS' products infringe any patent claims of Scanner or whether any of those claims, including those relating to one or more light sources, are valid or enforceable. The trial in the District Court took place in March 2005 and the parties are awaiting a ruling.

(1) The English version is translated from the original Dutch version and is for information purposes only.

ICOS Vision Systems Corporation NV
Esperantolaan 8
3001 Heverlee

In July 2005, ICOS initiated a suit against Scanner in the United States District Court for the Southern District of New York, seeking declaratory relief declaring that certain new patents issued and assigned to Scanner, and relating to the same or similar technology, are not infringed by any ICOS inspection methods or processes. The suit was filed by ICOS based on the company's reasonable apprehension that ICOS may be sued by Scanner for infringement of the new Scanner patents. ICOS' suit against Scanner also seeks to enjoin Scanner from activities which ICOS believes constitute unfair competition. Scanner has moved to dismiss the complaint or, in the alternative, to transfer the case to Minnesota where Scanner is headquartered.

While we continue to believe that we do not infringe any valid or enforceable patents of Scanner Technologies, ongoing litigation can be costly and time consuming, and we cannot guarantee that we will prevail. If Scanner were to prevail, it could obtain damages or expenses relating to the limited number of systems we have sold in the United States, and enjoin us from further selling the infringing products or otherwise infringing Scanner's patents in the United States. We intend to continue to vigorously defend our interests. No provision in respect of related legal expenses has been recorded at December 31, 2005.

Allocation of the results.

The profit for the year available for appropriation amounts to EUR 7.254.671,36. After the carry forward of profits, the Board proposes to the shareholders not to distribute any dividends for the financial year 2005, in conformity with the policy of the Company since its introduction at the stock market.

After the carry forward of the profits brought forward of the preceding financial years amounting to EUR 8.434.062,20, an amount of EUR 1.737,77 will be added to the legal reserves. For the profit sharing plan, in conformity with the Belgian Law of May 22, 2001 in respect of the participation in the capital and profits of companies. the Board of Directors proposed to allocate to the employees of the company an amount of EUR 156.732,52 (after deduction of social securities and taxes) As a result, the profit brought forward to the next fiscal year amounts to EUR 15.530.263,27.

Research and development.

Given its activities IVSC NV does not perform any research and development.

Important events after the end of the financial year.

There are no important events after the end of the financial year.

(1) The English version is translated from the original Dutch version and is for information purposes only.

ICOS Vision Systems Corporation NV
Esperantolaan 8
3001 Heverlee

Use of financial instruments.

The Company does not make use of financial instruments that are material to the assessment of our financial position and results.

Statutory Auditor.

In the course of the year an amount of EUR 117.750 was paid by the Company to the statutory auditor or by a company linked with the statutory auditor for additional services.

We believe that the most important risk that we are exposed to, is connected to the nature of the semiconductor capital equipment market. This market is cyclical in nature and the technical requirements in this market are high and change rapidly.

Further, the market is geographically spread over major parts of the world. We believe that we have good relations with our employees and we also believe that we don't have any substantial environmental risks.

Discharge.

We hereby request that you give discharge, by separate vote, to all directors and the statutory auditor for the performance of their mandate during the previous financial year.

Jos Verjans
Chairman of the Board of Directors

Anton DeProft
President and CEO

(1) The English version is translated from the original Dutch version and is for information purposes only.

KPMG Bedrijfsrevisoren
Ilgatlaan 7
3500 Hasselt
België

Tel. +32 11 28 66 10
Fax +32 11 28 66 19
www.kpmg.be

Report of the Statutory Auditor (Commissaire/Commissaris) for the year ended December 31, 2005 submitted to the general shareholders' meeting of Icos Vision Systems Corporation N.V.

(FREE TRANSLATION OF UNQUALIFIED STATUTORY AUDITOR'S REPORT ORIGINALLY PREPARED IN DUTCH)

In accordance with legal and statutory requirements, we are reporting to you on the completion of the mandate, which you have entrusted to us.

We have audited the financial statements as of and for the year ended December 31, 2005 with a balance sheet total of EUR 48.951.438,99 and a profit for the year of EUR 7.254.671,36. In addition we have carried out the specific additional audit procedures required by the Company law.

The board of directors is responsible for the preparation of the financial statements and the assessment of the information to be included in the director's report. Our responsibility as statutory auditor is to examine these documents in accordance with Belgian general auditing standards.

Unqualified audit opinion on the financial statements

We conducted our audit in accordance with the standards of the "Institut des Reviseurs d'Entreprises-Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, taking into account the legal and regulatory requirements applicable to financial statements in Belgium.

In accordance with these standards we have considered the Company's administrative and accounting organisation as well as its internal control procedures. The Company's management have provided us with all explanations and information, which we required for our audit. We examined, on a test basis, evidence supporting the amounts in the financial statements. We assessed the accounting policies used and significant accounting estimates made by the Company, as well as the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the prevailing legal and regulatory requirements, the financial statements present fairly the Company's net worth and financial position as of December 31, 2005 and the results of its operations for the year then ended and the disclosures made in the notes to the financial statements are adequate.

Additional assertions

As required by generally accepted auditing standards the following additional assertions are provided.. These assertions do not alter our audit opinion on the financial statements.

- Based on the information made available to us, the directors' report contains the information required by law and is consistent with the financial statements.
- The appropriation of results proposed to the general meeting complies with the legal and statutory provisions.
- There are no transactions undertaken or decisions taken in violation of the Company's statutes or Company Law, which we have to report to you.
- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained and the financial statements have been prepared in accordance with the applicable Belgian legal and regulatory requirements.

Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren - Reviseurs d'Entreprises
Statutory Auditor
represented by

Jos Briers
Bedrijfsrevisor/Réviseur d'Entreprise

Heverlee, February 14, 2006